CONTENT

2

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of March 31,	As of December 31,
		2014	2013
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	1,344,228	1,571,810
Cash items in process of collection	4	740,648	604,077
Trading investments	5	424,728	287,567
Investments under resale agreements		-	17,469
Financial derivative contracts	6	1,940,836	1,494,018
Interbank loans, net	7	4,256	125,395
Loans and accounts receivable from customers, net	8	20,829,418	20,327,021
Available for sale investments	10	1,844,534	1,700,993
Held to maturity investments		-	-
Investments in associates and other companies		9,965	9,681
Intangible assets	11	61,885	66,703
Property, plant, and equipment	12	177,061	180,215
Current taxes	13	2,092	1,643
Deferred taxes	13	191,472	230,215
Other assets	14	336,803	400,025
TOTAL ASSETS		27,907,926	27,016,832

LIABILITIES
Deposits and other demand liabilities	15	5,610,373	5,620,763
Cash items in process of being cleared	4	425,438	276,379
Obligations under repurchase agreements		193,787	208,972
Time deposits and other time liabilities	15	9,640,601	9,675,272
Financial derivative contracts		1,723,849	1,300,109
Interbank borrowing		1,859,698	1,682,377
Issued debt instruments	16	5,104,699	5,198,658
Other financial liabilities	16	201,040	189,781
Current taxes	13	19,047	50,242
Deferred taxes	13	21,145	25,088
Provisions		271,262	236,232
Other liabilities	18	383,277	198,777
TOTAL LIABILITIES		25,454,216	24,662,650

EQUITY

Attributable to the Bank`s shareholders:		2,424,863	2,325,678
Capital	20	891,303	891,303
Reserves	20	1,130,991	1,130,991
Valuation adjustments	20	(6,069)	(5,964)
Retained earnings		408,638	309,348
Retained earnings from prior years		441,926	-
Income for the year		141,843	441,926
Minus: Provision for mandatory dividends		(175,131)	(132,578)
Non-controlling interest	22	28,847	28,504
TOTAL EQUITY		2,453,710	2,354,182

TOTAL LIABILITIES AND EQUITY		27,907,926	27,016,832

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the period ended

		March 31,
		2014	2013
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	23	540,907	425,797
Interest expense	23	(227,414)	(179,316)

Net interest income		313,493	246,481

Fee and commission income	24	90,681	87,540
Fee and commission expense	24	(34,917)	(26,919)

Net fee and commission income		55,764	60,621

Net profit (loss) from financial operations (net trading profit loss)	25	29,542	(16,873)
Net foreign exchange gain (loss)	26	3,430	39,135
Other operating income	31	5,510	4,569

Net operating profit before provision for loan losses		407,739	333,933

Provision for loan losses	27	(81,234)	(92,858)

NET OPERATING PROFIT		326,505	241,075

Personnel salaries and expenses	28	(74,667)	(71,533)
Administrative expenses	29	(49,427)	(45,860)
Depreciation and amortization	30	(13,467)	(15,653)
Impairment of property, plant, and equipment	30	(13)	(27)
Other operating expenses	31	(20,879)	(12,802)

Total operating expenses		(158,453)	(145,875)

OPERATING INCOME		168,052	95,200

Income from investments in associates and other companies		287	482

Income before tax		168,339	95,682

Income tax expense	13	(26,152)	(14,237)

NET INCOME FOR THE YEAR		142,187	81,445

Attributable to:
Equity holder of the Bank		141,843	80,879
Non-controlling interest	22	344	566
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	20	0.753	0.429
Diluted earnings	20	0.753	0.429

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ended

		March 31,
		2014	2013
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		142,187	81,445

OTHER COMPREHENSIVE INCOME - ITEMS WICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	10	8,381	2,790
Cash flow hedge	20	(8,528)	508

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax a la renta		(147)	3,298

Income tax related to items which may be reclassified subsequently to profit or loss	13	29	(659)

Other comprehensive income for the year which may be reclassified subsequently to profit or loss, net of tax		(118)	2,639

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		142,069	84,084

Attributable to:
Equity holders of the Bank		141,738	83,508
Non-controlling interest	22	331	576

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended March 31, 2014 and 2013 and December 31, 2013

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non- controlling interest	Total Equity
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	-	388,282	(116,486)	2,134,778	34,265	2,169,043
Distribution of income from previous period	-	-	-	-	-	-	388,282	(388,282)	-	-	-	-
Equity as of January 1, 2013	891,303	977,684	(2,224)	(10,041)	5,315	945	388,282	-	(116,486)	2,134,778	34,265	2,169,043
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(24,264)	(24,264)	-	(24,261)
Subtotals	-	-	-	-	-	-	-	-	(24,264)	(24,264)	(11)	(24,275)
Other comprehensive income	-	-	-	2,778	508	(657)	-	-	-	2,629	10	2,639
Income for the year	-	-	-	-	-	-	-	80,879	-	80,879	566	81,445
Subtotals	-	-	-	2,778	508	(657)	-	80,879	-	83,508	576	84,084
Equity as of March 31, 2013	891,303	977,684	(2,224)	(7,263)	5,823	288	388,282	80,879	(140,750)	2,194,022	34,830	2,228,852

Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	-	441,926	(132,578)	2,325,678	28,504	2,354,182
Distribution of income from previous period	-	-	-	-	-	-	441,926	(441,926)	-	-	-	-
Equity as of January 1, 2014	891,303	1,133,215	(2,224)	802	(8,257)	1,491	441,926	-	(132,578)	2,325,678	28,504	2,354,182
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(42,553)	(42,553)	12	(42,541)
Subtotals	-	-	-	-	-	-	-	-	(42,553)	(42,553)	12	(42,541)
Other comprehensive income	-	-	-	8,397	(8,528)	26	-	-	-	(105)	(13)	(118)
Income for the year	-	-	-	-	-	-	-	141,823	-	141,843	344	142,187
Subtotals	-	-	-	8,397	(8,528)	26	-	141,843	-	141,738	331	142,069
Equity as of March 31, 2014	891,303	1,133,215	(2,224)	9,199	(16,785)	1,517	441,926	141,843	(175,131)	2,424,863	28,847	2,453,710

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		March 31,
		2014	2013
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
CONSOLIDATED INCOME BEFORE TAX		168,339	95,682
Debits (credits) to income that do not represent cash flows
Depreciation and amortization	30	13,467	15,653
Impairments of property, plant, and equipment	12	13	27
Provision for loan losses	27	95,655	103,409
Mark to market of trading investments		(4,631)	(4,147)
Income from investments in associates and other companies		(287)	(482)
Net gain on sale of assets received in lieu of payment	31	(4,689)	(4,257)
Provision on assets received in lieu of payment		1,518	799
Net gain on sale of property, plant, and equipment	31	(87)	(109)
Charge off of assets received in lieu of payment	31	957	1,769
Net interest income	23	(313,493)	(246,481)
Net fee and commission income	24	(55,763)	(60,621)
Debits (credits) to income that do not represent cash flows		(78,390)	(9,992)
Changes in deferred taxes	13	34,830	(3,652)
Increase/decrease in operating assets and liabilities
Decrease (increase) of loans and accounts receivables from customers, net		(433,478)	(237,543)
Decrease (increase) of financial investments		(280,703)	40,927
Decrease (increase) due to resale agreements (assets)		17,469	6,993
Decrease (increase) of interbank loans		121,139	49,439
Decrease (increase) of assets received or awarded in lieu of payments		2,029	(1,770)
Increase of debits in customers checking accounts		94,228	(51,878)
Increase (decrease) of time deposits and other time liabilities		(34,672)	44,653
Increase (decrease) of obligations with domestic banks		49,500	(109)
Increase (decrease) of other demand liabilities or time obligations		(104,617)	46,099
Increase (decrease) of obligations with foreign banks		127,858	(58,117)
Increase (decrease) of obligations with Central Bank of Chile		(36)	(57)
Increase (decrease) of obligations under repurchase agreements		(15,185)	(80,415)
Increase (decrease) in other financial liabilities		11,259	17,599
Net increase of other assets and liabilities		4,745	(106,546)
Redemption of letters of credit		(7,590)	(9,781)
Senior bond issuances		259,490	187,713
Redemption of senior bonds and payments of interest		(359,812)	(131,197)
Interest received		618,715	406,453
Interest paid		(198,662)	(124,670)
Fees and commissions received	24	90,681	87,540
Fees and commissions paid	24	(34,917)	(26,919)
Income tax	13	(26,152)	(14,237)
Total cash flow provided by (used in) operating activities		(241,273)	(68,225)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		March 31,
		2014	2013
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(2,883)	(2,912)
Sales of property, plant, and equipment		46	33
Purchases of investments in associates and other companies		-	-
Sales of investments in associates and other companies		-	-
Purchases of intangible assets	11	(2,715)	(139)
Total cash flow provided by (used in) investment activities		(5,502)	(3,018)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(82)	(19,846)
Increased of other obligations		-	169
Redemption of subordinated bonds and payments of interest		(82)	(20,015)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		(82)	(19,846)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(246,857)	(91,089)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		6,787	(4,052)

F – INICIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,899,508	1,485,729

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	1,659,437	1,390,588

	March 31,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows	2014	2013
For the periods ended	MCh$	MCh$

Provision for loan losses for cash flow purposes	95,655	103,409
Recovery of loans previously charged off	(14,421)	(10,551)
Provision for loan losses - net	81,234	92,858

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a corporation (limited company bank) organized under the laws of the Republic of Chile, headquartered at Bandera #140, Santiago, which provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2013 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in its article 15 indicates that, those banks must apply accounting standards established by SBIF. In any other matter, the Bank must apply general accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which coincide with International Financial Reporting Standards (IFRS). In the event of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan or renminbi , references to “CHF” are to Swiss franc, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Interim Financial Statements contain additional information to that submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the Period. The notes provide narrative descriptions and other information regarding those statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements as of March 31, 2014 and 2013 and December 31, 2013 incorporate the financial statements of the Bank entities over which the bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS issued by IASB. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Bank, other vote holders or other parties;
•	rights arising from other agreements; and
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Statement of Other Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies into line with the Bank accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interest and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Statement of Income

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of March 31,			As of December 31,			As of March 31,
		Place of	2014			2013			2013
		Incorporation and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	Santiago, Chile	-	-	-	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	Support society, making and receiving payments	Santiago, Chile	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013.

The Bank only holds complete controlling participation in Santander Servicios de Recaudación y Pagos Limitada. The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 22 – Non-controlling interest.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Santander Gestión de Recaudación y Cobranza Limitada
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada
-	Fiscalex Limitada
-	Multiservicios de Negocios Limitada
-	Bansa Santander S.A.

iii.	Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percent ownership share
		Place of Incorporation	As of March 31,	As of December 31,	As of March 31,
		and	2014	2013	2013
Associates	Main activity	operation	%	%	%
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	32.71
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.14	14.14	12.65
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.11	11.11	-

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. According to this fact and definitions previously mentioned, the Bank has concluded that it exerts significant influence over those entities.

In July, 2013 national banks jointly created the company Servicios de Infraestructura de Mercado OTC S.A., and its objective is to offer certain services to the financial market, granting services of registration, confirmation, storage, consolidation and reconciliation of operations with derivative financial instruments. Banco Santander possesses 11.11% equity participation. This investee is considered an associate since, through its executives; the Bank has been actively involved in managing the company, in the process of organization and in the implementation of the functional structure of this company, resulting in significant influence over this company.

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences are presented in this category. These holdings are shown at purchase value.

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d)	Operating segments

The Bank discloses separate information for each operating segment that:

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	has been identified, and
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Interim Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$549.55 per US$1 as of March 31, 2014 (Ch$471.75 per US$1 as of March 31, 2013).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “Financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-	Trading investments portfolio (at fair value through profit and loss): this category includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investments portfolio, includes debt instruments not classified as: “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized gains or losses arising from changes in fair value are recorded as a debit or credit under the heading “Other comprehensive income” within equity. When these investments are disposed or become impaired, the cumulative gains or losses previously recognized in “Other comprehensive income” are transferred to the Consolidated Interim Statement of Income under “Net income from financial operations.”

-	Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the Bank acts as lessor.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Interim Financial Statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested or received as overnight deposits are included in this item.

-	Cash items in process of collection: This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to time differences, etc.

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as hedging derivatives, as set forth in Note 6.

•	Trading derivatives: Includes the fair value in favor of the Bank of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-	Investment instruments: Are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-	Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-	Financial liabilities at amortized cost: financial liabilities, regardless of their class and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in Consolidated Interim Statement of Financial Position:

-	Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Obligations under repurchase agreements: this item includes the balances of sales of financial instruments under repurchase and loan agreements. According to actual applicable regulation, the Bank does not record instruments acquired under repurchase agreements in its own portfolio.

-	Time deposits and other demand liabilities: this item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Financial derivative contracts: this item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

•	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability; or (b) in the absence of a principal market, in the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information about the sale of an asset or the transfer of a liability at the measurement date, a fair value measurement shall assume that a transaction takes place at that date, considered from the perspective of a market participant that holds the asset or owns the liability. That assumed transaction establishes a basis for estimating the price to sell the asset or to transfer the liability.

When using valuation techniques, the Bank shall maximise the use of relevant observable inputs and minimise the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorised within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categories into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Consolidated Interim Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Interim Statement of Income.

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Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty.

“Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of March 31, 2014 and 2013 and as of December, 2013 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording result

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Interim Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Consolidated Interim Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded and accumulated under the heading “Other comprehensive income” within Equity.

-	When available-for-sale instruments are disposed of or determined to be impaired, the cumulative gain or loss previously accumulated as “Other comprehensive income” is reclassified to the Consolidated Interim Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	In fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Interim Statement of Income.

b.	In fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments are recorded directly in the Consolidated Interim Statement of Income, whereas gains or losses due to changes in fair value of the hedged item (attributable to the hedged risk) are recorded in the Consolidated Interim Statement of Income as a charge or credit, as applicable, to “Net income from financial operations”.

c.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded under the heading “Cash flow hedge” within Equity component “Other comprehensive income”, until the hedged transaction occurs, thereafter being recorded in the Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Net income from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Interim Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio”.

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Banks intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 18

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is removed from the Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

b.	If the transferor retains control of the transferred financial asset: it continues to be recorded in the Consolidated Interim Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received.

This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Interim Statements of Income. Instead, they are reported as part of the complementary information thereto and as memorandum accounts (Note 23). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans became current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 categories (for loans individually evaluated for impairment).

Dividends received from companies classified as “Investments in associates and other companies” are recorded as income when the right to receive them arises.

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities measured at fair value through profit or loss are recognized when they are earned or paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to in the Consolidated Interim Statement of Income over the term of the loan.

Regarding fees arising as a result of new products, the Bank immediately records within the Consolidated Interim Statements of Income the portion that corresponds to direct costs related to loan origination.

j)	Impairment

i.	Financial assets

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant or prolonged decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss only occurs if it can be objectively related to an event occurring after the initial impairment loss was recorded.

ii.	Non-financial assets

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

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Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant, and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivables from customers” in the Consolidated Interim Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Consolidated Interim Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income through the effective interest method over the financing period.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and over which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits in Central Bank of Chile, deposits in domestic banks and deposits in foreign banks.
ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowances for loan losses

The Bank models determine allowances and provisions for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represents the case where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Group assessment - a group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small-size companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The Bank assigns to each debtor, his contingent loans and loans a risk category, after assigning them to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors used are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment capacity that allows them to comply with their obligations and commitments and there is not likely to change, based on the current economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity and about which are reasonable doubts about the reimbursement of the capital and interest within the contractual terms, showing low margin to fulfill their short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans from which payment is considered remote since they show a deteriorated or null payment capacity, with signs of a possible bankruptcy, who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non- Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

At the beginning, the Bank determines all credit exposure, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, minus any amount recovered through executing the guarantees. To the exposure amount thus determined is applied the respective expected loss percentages.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Impaired Portfolio

The provisions over impaired portfolio include determining, at first, the expected loss rate, deducting any amount recovered by guarantee execution and the present value of recoveries through collection actions, net of related expenses.

Once expected loss range is determined, the related allowance percentage is applied over the exposure amount, which include loans plus contingent loans related to a debtor.

The allowance percentages applied over exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3	2%
C2	More than 3% and up to 20%	10%
C3	More than 20% and up to 30%	25%
C4	More than 30% and up to 50%	40%
C5	More than 50% and up to 80%	65%
C6	More than 80%	90%

II.	Allowances for group evaluations

The collective evaluation is relevant to address a large number of smaller balance loans related to individuals and small-size companies.

Levels of required allowances have been established by the Bank, in accordance with loan losses methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicative of debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, due and default loans, among others.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio, which include non-individually commercial significant loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methodologies allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relation through logistic regression between variables such as default, payment behavior outside the Bank, socio-demographic data, among others, and a response variable which determines the client’s risk, in this case is 90 or more delinquency days. Afterwards, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, minus any amount that can be recovered by executing guarantees (for credits other than consumer loans).

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macroeconomical environment or the situation of a specific economical sector.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans. The Bank has not recorded provisions for this concept as of March 31, 2014.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and account receivable from customers, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to derecognition from Consolidated Interim Statements of Financial Position of the corresponding loans operations, therefore, includes a no past due portion of a loan in the case of installments loans or leasing operations (no partial charge-offs exists).

Charge-offs are always recorded under provision for loan losses through the Consolidated Interim Statement of Income for the period in accordance with Chapter B-1 of the Compendium of Accounting Standards (SBIF), no matter what causes the charge-off. Subsequent payments obtained from charge-off operations will be recognized at the Consolidated Interim Statement of Income as recovery of loan previously charge-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Business credits with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any renegotiation of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received when removed from impaired status are accounted as recovery from loans previously charged off.

Renegotiated loans shall recognized as an asset if no longer impaired.

V.	Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Consolidated Interim Statement of Income as a reduction of provision for loan losses.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, standby letters of credit and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated interim, as well as annual, accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each reporting period and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recognized when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Allowance for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank has established allowances to cover incurred losses, therefore, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Interim Statement of Income. Loans are charged-off when Management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

-	Impairment losses of certain assets (Notes 7, 8, 11, 12 y 30)
-	The useful lives of tangible and intangible assets (Notes 11, 12 y 30)
-	The fair value of assets and liabilities (Notes 5, 6, 10 y 33)
-	Commitments and contingencies (Note 19)
-	Current and deferred taxes (Note 13)

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

As of March 31, 20143 and 2013 and December 31, 2013 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”.

These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under “Other operating expenses”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of March 31, 2014 and 2013 and December 31, 2013 the Bank did not have any instruments that generated diluting effects over equity.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statements of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of March 31, 2014 and 2013, and December 31, 2013 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Consolidated Interim Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Group’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Santander Group will take on insurance (pension fund) on their behalf that it will pay up periodically.
d.	The Santander Group will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses;
(b) changes in the performance of the plan assets and; (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation minus the fair value of plan assets.

Plan assets comprise the insurance policies taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank presents the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income.

The liability for post-employment benefits recognized in the Consolidated Interim Statement of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel expenses” item, as the relevant executives provide their services over the course of the period. The Bank pays the parent for the equity instruments granted to its employees. The cash obligation is determined at the grant date in an amount equal to the fair value of the liability with employees at that date. The Bank receives invoices from the parent on a bi-annual basis. Therefore, at the end of each six-month period, the liability recorded is reversed by the payment to the parent.

Our stock performance plan corresponds to cash-settled share-based payment in accordance with IFRS 2 “Share based payments”. The fair value at grant date is determined using a Monte Carlo model which represents the basis of the payment amount, and is recorded on a straight-line basis over the life of the plan. IFRS 2 requires that the fair value of the liability be remeasured at the end of each reporting period and that fair value changes attributable to rendered services to date be reflected in the statement of income. Given the immateriality of any changes to the fair value of the liability over the 3-year life of the plan, the fair value remeasurement was not recorded. As a cash-settled share-based payment award, the offset of the journal entry to record the compensation expense is a liability for share-based payment awards.

z)	Reclassification of items

Banco Santander Chile has reclassified some items in the Interim Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications, which did not affect the Bank’s results, have no significant or material impact on the current Consolidated Interim Financial Statements.

aa)	Application of new and revised International Financial Reporting Standards

i.	New and revised standards affecting amounts reported and/or disclosures in the financial statements

In the current year, the Bank has applied a number of new revised IFRSs issued by the international Accounting Standard Boar (IASB) as well as accounting standards as issued by the both the SBIF that are mandatory effective for an accounting period that begins on or after 1 January 2014. These standards have been fully incorporate by the Bank and are detailed as follows:

1.	Accounting Regulations Issued by the SBIF, effective in current year

As of March 31, 2014, there are no new accounting regulations issued by SBIF to be implemented.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	New and revised IFRS standards effective in current year

Amendment to IFRS 1, First Time Adoption of international financial reporting standards IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

(i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the un-record of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the un-record requirements of IAS 39 retrospectively to a previous date and free adopters to recalculate profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

(ii) Severe hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition to IFRS date and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications will be mandatorily applied for yearly periods beginning on or after July 1, 2012. Early implementation is permitted. The implementation of this amendment did not have an impact on the Bank’s Consolidated Financial Statements since we are already preparing our Statements according to IFRS.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities - The amendments to IAS 32 c1arify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments c1arify the meaning of 'currently has a legally enforceable right of set-off' and 'simultaneous realization and settlement'. Management does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Bank's consolidated financial statements as the Bank does not have any financial assets and financial liabilities that qualify for offset. The implantation of this amendment had no material impact on the consolidated financial statements of the Bank.

Investment entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Interests in Other Entities and IAS 27 – Separated Financial Statements - On October 31, 2012, the IASB issued “Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exception to the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities that follow the definition of “investment entity”, as well as some investment funds. Instead, said entities will measure their investments in subsidiaries at fair value through profit and loss, pursuant to IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

Amendments also require additional disclosure about whether the entity is considered an investment entity, details of non-consolidated subsidiaries, the nature of the relationship and certain transactions between the investment entity and its subsidiaries. On the other hand, amendments force an investment entity to account for its investment in a subsidiary in the same way in the consolidated financial statements as well as in its individual financial statements (or just provide individual financial statements if all subsidiaries are not consolidated). These modifications will be effective for yearly periods beginning on or after January 1, 2014. In-advance enforcement is allowed. Early application permitted. Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2014. Management is currently evaluating the possible impact this might have. The implantation of this amendment had no material impact on the consolidated financial statements of the Bank.

IFRIC 21 - Levies – On May 20, 2013 the IASB issued this interpretation addressing the accounting for a liability to pay a levy if such liability is within the IAS 37. It also addresses the accounting for a liability to pay a levy which amount and maturity is true. For the purposes of this Interpretation, a levy is an outflow of resources embodying economic benefits imposed by governments to entities according to legislation (laws and regulations). This is different from the outflow of resources within the reach of IAS 12 Income Tax, and fines or other penalties imposed for breaches of the legislation. An entity shall apply these modifications retrospectively for annual periods beginning on or after January 1, 2014. Earlier application permitted. If an entity applies this Interpretation for prior periods shall disclose this fact. Changes in accounting policies resulting from the application of this Interpretation shall be accounted for retrospectively in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. The implantation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendment IAS 36, Impairment of the Assets – On May 29, 2013 the IASB issued Recoverable Amount Disclosures for Non-Financial Assets. The objective of this amendment is to harmonize the disclosure requirements about fair value without the disposal costs and value in use, when present value techniques are used to measure the recoverable amount of assets that are consideredvalue impaired, requiring an entity to disclose the discount rates that have been used to determine the recoverable amount of assets that are considered value impaired. An entity shall apply these modifications retrospectively for annual periods beginning on or after January 1, 2014. In-advance enforcement is allowed. An entity shall not apply these modifications to periods (including comparative periods) in which IFRS 13 is not applied. The implantation of this amendment had no material impact on the consolidated financial statements of the Bank.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendment IAS 39, Financial instruments: recognition and measurement – On June, 27, 2013 the IASB issued the amendment Novation of Derivatives and Continuation of Hedge Accounting, establishing that a derived contract novation with a central counterparty (clearing house) would generate a hedged interruption, derecognition of the original derivative and the recognition of the new derivative contract novated. While product novation laws or regulations do not qualify for derecognition and therefore hedge accounting will not be interrupted (if requirements are met). The effective date of application for annual periods beginning on January 1, 2014, may be applied in advance. An entity shall apply the amendment retrospectively in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. The implantation of this amendment had no material impact on the consolidated financial statements of the Bank.

ii.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of March 31, 2014

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations that were not mandatory as of March 31, 2014. Though in some cases, the IASB has allowed for their in-advance adoption, the Bank has not done so up to said date.

1.	Accounting regulations issued by the SBIF

As of March 31, 2014 there are no new accounting regulations issued by SBIF to be implemented.

2.	New and revised IFRS issued

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS 9, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for yearly periods beginning on or after January 1, 2013. Early application is permitted. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entirely on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows.

Financial assets are measured whether by amortized cost or fair value. Only financial assets classified as measured to amortize cost will be tested for Impairment. On October 28, 2010, the IFRS issued a revised version of IFRS 9, Financial Instruments. The revised Standard keeps the requirements for classification and measurement of financial assets published on November 2009 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on un-record of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not been finished yet.

The guidelines included in IFRS 9 about the classification and measurements of financial assets have not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities held for trade will continue to be measured at fair value with changes in profit and loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using currently existing criteria in IAS 39.

Notwithstanding the latter, there are two differences with regards to IAS 39:

•	The presentation of effects from changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for liability derivatives to be settled by giving non traded equity instruments.

On December 16, 2012 the IASB issued Mandatory Implementation Date of IFRS 9 and Transition Disclosures, deferring the effective date versions of both 2009 and 2010 for annual periods beginning on or after 01 January 2015. Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. Modifications change the requirements for the transition from IAS 39 Financial Instruments:

Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures, to add certain requirements in the reporting period including the enforcement date of IFRS 9.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments are effective for yearly periods beginning on or after January 1, 2018; early application is permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 9 - Financial Instruments – Coverage and Amendments accounting for IFRS 9, IFRS 7 and IAS 39 – On November 19, 2013 the IASB issued this amendment which includes a new coverage accounting general model. It is more closely aligned with risk management, providing more useful information to users of financial statements. Moreover, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk. This improvement requires that the effects of changes in credit risk of liability should not affect the income of the period unless the liabilities are hold for trading. Early adoption of this amendment is allowed without the application of the other requirements of IFRS 9. Additionally, it conditions the effective date of entry into force to the end of the draft IFRS 9, allowing equally to be adopted. The Bank’s management is assessing the potential impact of the adoption of these modifications regarding IFRS 7 and IAS 39.

Amendment IAS 19 – Defined benefit plans: employee contributions – On November 21, 2013 the IASB issued these modifications establishing the treatment for employee or third party contributions when accounting for the defined benefit plans. Therefore, if the amount of the contributions is independent of the number of years of service, it allows an entity to recognize these contributions as a reduction in service costs in the period in which the related service is rendered, instead of attributing contributions to periods of service, and if the amount of the contribution depends on the number of years of service, an entity to attribute these contributions to periods of service is required, using the same method of allocation required by paragraph 70 of the IAS 19, for gross proceeds (that is, using the contribution plan formula or a linear basis). These modifications apply for annual periods starting as of July 1, 2014 retroactively, as stated by IAS 8 - Accounting policies changes in accounting estimates and errors. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual modifications, cycle 2010-2012 – On December 12, 2013 this document covering seven standards was issued:

- IFRS 2 -	Share-based Payments: It modifies the definition of 'concession consolidation condition (irrevocability)' y 'market conditions' and adds the definition of 'execution conditions' and ' service condition' (which was a part of the definition of the concession consolidation condition).

- IFRS 3 -	Business Combinations: it states that the contingent considerations classified as assets or liabilities must be measure to fair value on each report date.

- IFRS 8 -	Operating Segments: it required that and entity reveals the judgments made by the administration regarding the implementations of the criteria for the operating segments aggregation and it states that the entity must only provide reconciliation between all the assets of the reportable segment and the entity's assets if the previous ones are reported regularly.

- IFRS 13 -	Fair value measurement: it states that the issuing of IFRS 13 and the modification of IFRS 9 and IAS 39 did not eliminate the possibility of measuring the accounts receivable and pay in the short term those that lack an established interest rate on the invoice amount without discounting if the effect of such action is intangible.

- IAS 16 -	Property, plant and equipment: it states that when a property, plant and equipment element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.

- IAS 24 -	Related party disclosures: it states that an entity providing administration personnel services key to the informing entity or to the parent of the reporting entity, this is a related party of the reporting entity.

- IAS 38 -	Intangibles: it states that when an intangible element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.

IFRS annual modifications, 2010-2012 cycle, must be implemented for annual periods starting on or after July 1, 2014. Early application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual modifications, cycle 2011-2013 – On December 12, 2013 this document covering four standards was issued:

- IFRS 1 -	First-time Adoption: It states that an entity, on its first financial statements under IFRS, has the possibility of choosing between applying an existing and currently effective IFRS, and applying a new or revised IFRS which is not currently mandatory, provided earlier application is permitted. It is required that the entity applies the same version of the IFRS throughout the periods covered by the first financial statements according to IFRS.

- IFRS 3 -	Business Combinations: It states that the IFRS 3 excludes from its scope the accounting for the formation of a joint agreement on the financial statements of the joint arrangement itself.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- IFRS 13 -	Fair Value Measurement: It states that the scope of the exception of portfolio defined in paragraph 52 of IFRS 13, includes all contracts included under the scope of 'IAS 39 - Financial Instruments: Recognition and measurement' and 'IFRS 9 - Financial Instruments', regardless of whether they conform to the definition of financial assets or financial liabilities as set out in 'IAS 32 - Financial Instruments: Presentation'.

- IAS 40 -	Investment Property: It states that if a certain transaction complies with the definition of a business combination -as defined by IFRS 3 -Business Combinations- and of investment properties -as defined by IAS 40 Investment Property-, it needs to implement both norms independently and separately.

IFRS annual modifications, 2011-2013 cycle, must be implemented for annual periods beginning on or after July 1, 2014. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 14, Regulatory Deferral Accounts – On January 1, 2014, the IASB issued IFRS 14 “Regulatory Deferral Accounts”, which, specify the financial reporting requirements for regulatory deferral account balances that arise when an entity provides goods or services to customers at price or rate that is subject to rate regulation. This standard requires:

-	limited changes to accounting policies that were applied in accordance with its previous GAAP for regulatory deferral account balances;
-	disclosure that were identify and explain the amounts recognized in the entity`s financial statements that arise from rate regulation;
-	disclosure that help users of the financial statements to understand the amounts, timing and uncertainty of future cash flows from any regulatory deferral accounts balances that are recognized.

This standard is effective to first-time adopters IFRS for annual periods beginning on or after January 1, 2016. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 02

SIGNIFICANT EVENTS

As of March 31, 2014, the following significant events have occurred had an impact on the Bank`s operations on the Consolidated Interim Financial Statements.

a)	The Board

The Board had no significant events to be reported in these financial statements.

b)	Issuance of bonds

In first quarter of 2014, the Bank issued senior bonds in the amount of CHF300,000,000, UF2,000,000, USD250,000,000, CLP25,000,000,000 y AUD125,000,000. The placement detail is included in Note 16.

b.1)	Senior bonds

Series	Amount		Term	Issuance rate	Issuance date	Maturity date
Bond	CHF	300,000,000	3 years	1.00% per annum simple	01-31-2014	07-31-2017
Total	CHF	300,000,000
Bond	UF	2,000,000	4 years	3.0% per annum simple	02-22-2014	10-01-2018
Total	UF	2,000,000
Bond		25,000,000,000	4 years	5.76% per annum simple	02-22-2014	10-01-2018
Total		25,000,000,000
USD floating bond	USD	250,000,000	5 years	Libor (3 months)+100 bp	02-19-2014	02-19-2019
Total	USD	250,000,000
Bond	AUD	125,000,000	3 years	Libor (3 months)+140 bp	03-13-2014	03-13-2017
Total	AUD	125,000,000

b.2) Subordinated bonds

In first quarter of 2014, the Bank has not issued subordinated bonds.

b.3) Repurchase of bonds

El Banco has conducted the following repurchase of bonds during the first quarter of 2014:

Date	Series	Amount

02-21-2014	Senior bond	CLP	118,409,000,000
03-03-2014	Senior bond	UF	6,000,000

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 03

OPERATING SEGMENTS

The Bank manages and measures the performance of its operations by operating segment which function under three divisions. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

To achieve the strategic objectives adopted by management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of March 31, 2014. The prior year segment information presented herein has been recast to reflect the change in segment mentioned in the following paragraph.

The Bank has the following operating segment:

Individuals and SME`s

Individuals

a.	Santander Banefe

Serves individuals with monthly incomes from Ch$150,000 pesos to Ch$400,000 pesos, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b.	Commercial Banking

Serves individuals with monthly incomes over Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage.

SME`s

Considers small companies with annual sales lower than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Companies and Institutional

Companies

The Companies segment includes the Companies, Real Estate and Large Corporations sub segments:

a.	Companies

Considers companies with annual sales over Ch$1,200 million up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

b.	Real estate

This segment includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations

Considers companies with annual sales exceeding Ch$10.000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 03

OPERATING SEGMENTS, continued

Institutional

Serves institutions such as universities, government entities, local and regional governments. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate

Foreign and domestic multinational companies with sales over MCh$10.000. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds, and insurance brokerage.

b.	Treasury

The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global management functions, involving the parent company’s structural interest risk and liquidity risk. Liquidity risk is managed mainly through debt issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 03

OPERATING SEGMENTS, continued

Below are the tables showing the Bank’s results by business segment, for the periods ending as of March 31, 2014 and 2013, and December 31, 2013 in addition to the corresponding balances of loans and accounts receivable from customers:

	As of March 31, 2014
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	10,827,707	146,872	34,962	1,424	(44,978)	(90,253)	48,027
Santander Banefe	739,849	23,340	5,221	10	(13,628)	(11,106)	3,837
Commercial Banking	10,087,858	123,532	29,741	1,414	(31,350)	(79,147)	44,190
SMEs	3,289,191	65,372	10,875	1,276	(27,754)	(18,583)	31,186
Individuals+SMEs	14,116,898	212,244	45,837	2,700	(72,732)	(108,836)	79,213

Companies	4,753,927	44,962	6,927	3,910	(8,208)	(12,785)	34,806
Companies	1,806,443	19,398	3,449	2,022	(5,396)	(7,095)	12,378
Large Corporations	1,951,257	17,521	2,215	1,819	(2,887)	(4,377)	14,291
Real estate	996,227	8,043	1,263	69	75	(1,313)	8,137
Institutional	362,860	8,374	612	172	93	(3,086)	6,165
Companies and institutional	5,116,787	53,336	7,539	4,082	(8,115)	(15,871)	40,971

Commercial Bank	19,233,685	265,580	53,376	6,782	(80,847)	(124,707)	120,184

Global banking and markets	2,168,967	20,646	5,798	17,873	(588)	(9,700)	34,029
Corporate	2,168,967	16,948	5,795	127	(588)	(5,752)	16,530
Treasure	-	3,698	3	17,746	-	(3,948)	17,499
Other	57,483	27,267	(3,410)	8,317	201	(3,167)	29,208

Total	21,460,135	313,493	55,764	32,972	(81,234)	(137,574)	183,421

Other operating income							5,510
Other operating expenses							(20,879)
Income from investments in associates and other companies							287
Income tax expense							(26,152)
Net income for the period							142,187

(1)	Corresponds to loans and accounts receivable from customers, net, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 03

OPERATING SEGMENTS, continued

	As of December 31, 2013	As of March 31, 2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	10,474,663	150,862	38,201	1,388	(61,273)	(86,208)	42,970
Santander Banefe	730,979	27,000	5,949	37	(16,845)	(10,158)	5,983
Commercial Banking	9,743,684	123,862	32,252	1,351	(44,428)	(76,050)	36,987
SMEs	3,228,865	61,814	10,946	756	(24,223)	(18,054)	31,239
Individuals+SMEs	13,703,528	212,676	49,147	2,144	(85,496)	(104,262)	74,209

Companies	4,682,221	38,706	7,055	3,105	(5,022)	(12,944)	30,900
Companies	1,757,977	18,711	3,753	1,685	(2,619)	(7,059)	14,471
Large Corporations	1,927,075	13,989	2,515	1,356	(2,042)	(4,527)	11,291
Real estate	997,169	6,006	787	64	(361)	(1,358)	5,138
Institutional	353,559	6,785	622	52	45	(3,030)	4,474
Companies and institutional	5,035,780	45,491	7,677	3,157	(4,977)	(15,974)	35,374

Commercial Bank	18,739,308	258,167	56,824	5,301	(90,473)	(120,236)	109,583

Global banking and markets	2,268,440	17,635	4,912	10,645	(3,213)	(9,514)	20,465
Corporate	2,268,440	15,062	3,871	27	(3,213)	(5,805)	9,942
Treasure	-	2,573	1,041	10,618	-	(3,709)	10,523
Other	53,013	(29,321)	(1,115)	6,316	828	(3,323)	(26,615)

Total	21,060,761	246,481	60,621	22,262	(92,858)	(133,073)	103,433

Other operating income							4,569
Other operating expenses							(12,802)
Income from investments in associates and other companies							482
Income tax expense							(14,237)
Net income for the period							81,445

(1)	Corresponds to loans and accounts receivable from customers, net, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Cash and deposit in banks
Cash	534,967	551,136
Deposit in the Central Bank of Chile	511,550	797,363
Deposit in domestic banks	162	81
Deposit in foreign banks	297,548	223,230
Subtotals – Cash and deposit in banks	1,344,227	1,571,810

Cash in process of collection, net	315,210	327,698

Cash and cash equivalents	1,659,437	1,899,508

The level of funds in cash and at the Central Bank of Chile, which are included in the

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average each month.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared are transactions in which only settlement remains pending, which will increase assets or decrease liabilities funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Assets
Documents held by other banks (document to be cleared)	241,169	289,723
Funds receivable	499,479	314,354
Subtotal	740,648	604,077
Liabilities
Funds payable	425,438	276,379
Subtotal	425,438	276,379

Cash in process of collection, net	315,210	327,698

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is a follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	65,367	75,577
Chilean Central Bank Notes	85	100
Other Chilean Central Bank and Government securities	339,039	189,962
Subtotal	404,491	265,639

Other Chilean securities
Time deposits in Chilean financial institutions	1,439	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	18,798	10,042
Chilean corporate bonds	-	2,229
Other Chilean securities	-	-
Subtotal	20,237	12,271

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	-	9,657
Funds managed by others	-	-
Subtotal	-	9,657

Total	424,728	287,567

As of March 31, 2014 and December 31, 2013, there are no securities sold with repurchase agreement to clients and financial institutions.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of March 31, 2014 and December 31, 2013 the Bank holds the following portfolio of derivative instruments:

	As of March 31, 2014
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	45,000	171,000	256,115	472,115	4,036	43
Cross currency swaps	-	244,504	1,210,954	1,455,458	110,756	2,326
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	45,000	415,504	1,467,069	1,927,573	114,792	2,369

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	600,646	767,620	1,054,215	2,422,481	68,902	27,506
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives
Subtotal	600,646	767,620	1,054,215	2,422,481	68,902	27,506

Trading derivatives
Currency forwards	19,058,519	12,541,453	1,788,507	33,388,479	399,000	317,263
Interest rate swaps	4,219,373	11,565,225	27,848,133	43,632,731	356,738	337,845
Cross currency swaps	1,510,613	4,027,245	14,829,755	20,367,613	994,957	1,034,696
Call currency options	216,932	85,281	67,978	370,191	1,741	1,550
Call interest rate options	-	7,371	62,317	69,688	896	896
Put currency options	295,740	60,780	2,913	359,433	3,473	1,477
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	270,034	-	-	270,034	337	247
Subtotal	25,571,211	28,287,355	44,599,603	98,458,169	1,757,142	1,693,974

Total	26,216,857	29,470,479	47,120,887	102,808,223	1,940,836	1,723,849

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	55,000	375,599	430,599	9,951	1,020
Cross currency swaps	-	233,824	899,293	1,133,117	63,528	1,754
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	288,824	1,274,892	1,563,716	73,479	2,774

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	522,451	937,529	661,676	2,121,656	60,453	13,927
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	522,451	937,529	661,676	2,121,656	60,453	13,927

Trading derivatives
Currency forwards	14,972,304	9,801,554	1,749,378	26,523,236	198,130	188,745
Interest rate swaps	4,526,349	11,332,697	25,005,852	40,864,898	241,528	243,326
Cross currency swaps	1,634,855	3,927,402	14,246,746	19,809,003	915,099	847,821
Call currency options	443,944	42,805	5,557	492,306	1,327	2,403
Call interest rate options	-	7,031	-	7,031	-	-
Put currency options	428,638	38,450	2,936	470,024	3,831	1,108
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	54,777	-	-	54,777	171	5
Subtotal	22,060,867	25,149,939	41,010,469	88,221,275	1,360,086	1,283,408

Total	22,583,318	26,376,292	42,947,037	91,906,647	1,494,018	1,300,109

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2014 and December 31, 2013, classified by term to maturity:

	As of March 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	12,165	-	-	-	12,165
Available for sale investments
Yankee bond	-	-	-	-	-
Mortgage finance bonds	-	-	-	3,563	3,563
Time deposits and other demand liabilities
Time deposits	216,000	-	-	28,328	244,328
Issued debt instruments
Senior bonds	-	415,948	351,962	667,268	1,435,178
Subordinated bonds	109,910	-	-	-	109,910
Interbank borrowings
Interbank loans	122,429	-	-	-	122,429
Total	460,504	415,948	351,962	699,159	1,927,573
Hedging instrument
Cross currency swaps	244,504	251,083	326,962	632,909	1,455,458
Interest rate swaps	216,000	164,865	25,000	66,250	472,115
Total	460,504	415,948	351,962	699,159	1,927,573

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	12,213	-	-	-	12,213
Available for sale investments
Yankee bond	-	-	-	28,308	28,308
Mortgage finance bonds	-	-	-	3,652	3,652
Time deposits and other demand liabilities
Time deposits	55,000	-	-	27,971	82,971
Issued debt instruments
Senior bonds	-	335,805	109,497	769,659	1,214,961
Subordinated bonds	104,840	-	-	-	104,840
Interbank borrowings
Interbank loans	116,771	-	-	-	116,771
Total	288,824	335,805	109,497	829,590	1,563,716
Hedging instrument
Cross currency swaps	233,824	178,545	109,497	611,251	1,133,117
Interest rate swaps	55,000	157,260	-	218,339	430,599
Total	288,824	335,805	109,497	829,590	1,563,716

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of March 31, 2014 and December 31, 2013, and the period when the cash flows will be generated:

	As of March 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	70,586	-	-	-	70,586
Available for sale investments
Yankee bond	-	-	-	158,965	158,965
Chilean Central Bank bonds	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	473,735	22,958	-	18,084	514,777
Issued debt instruments
Senior bonds (variable rate)	-	502,499	137,388	-	639,887
Senior bonds (fixed rate)	44,196	-	-	-	44,196
Interbank borrowings
Interbank loans	779,749	214,321	-	-	994,070
Total	1,368,266	739,778	137,388	177,049	2,422,481
Hedging instrument
Cross currency swaps	1,368,266	739,778	137,388	177,049	2,422,481
Total	1,368,266	739,778	137,388	177,049	2,422,481

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	21,623	69,502	-	-	91,125
Available for sale investments
Yankee bond	-	-	-	118,577	118,577
Chilean Central Bank bonds	-	22,958	-	18,084	41,042
Time deposits and other time liabilities
Time deposits	379,331	11,328	-	-	390,659
Issued debt instruments
Senior bonds (variable rate)	288,310	102,062	219,567	-	609,939
Senior bonds (fixed rate)	43,189	-	-	-	43,189
Interbank borrowings
Interbank loans	727,527	99,598	-	-	827,125
Total	1,459,980	305,448	219,567	136,661	2,121,656
Hedging instrument
Cross currency swaps	1,459,980	305,448	219,567	136,661	2,121,656
Total	1,459,980	305,448	219,567	136,661	2,121,656

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of March 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	25,244	16,566	6,191	1,937	49,938
Outflows	(20,591)	(17,692)	(5,229)	-	(43,512)
Net flows	4,653	(1,126)	(962)	1,937	6,426

Hedging instrument
Inflows	20,591	17,692	5,229	-	43,512
Outflows (*)	(25,244)	(16,566)	(6,191)	(1,937)	(49,938)
Net flows	(4,653)	1,126	(962)	(1,937)	(6,246)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	21,532	10,870	4,102	1,614	38,118
Outflows	(12,180)	(10,667)	(6,107)	-	(28,954)
Net flows	9,352	203	(2,005)	1,614	9,164

Hedging instrument
Inflows	12,180	10,667	6,107	-	28,954
Outflows (*)	(21,532)	(10,870)	(4,102)	(1,614)	(38,118)
Net flows	(9,352)	(203)	2,005	(1,614)	(9,164)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

	As of March 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	86,531	688	-	-	87,219
Outflows	(514)	(911)	(1,836)	(1,381)	(4,642)
Net flows	86,017	(223)	(1,836)	(1,381)	82,577

Hedging instrument
Inflows	514	911	1,836	1,381	4,642
Outflows	(86,531)	(688)	-	-	(87,219)
Net flows	(86,017)	223	1,836	1,381	(82,577)

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	104,730	10,861	-	-	115,591
Outflows	(425)	(927)	(1,783)	(1,709)	(4,844)
Net flows	104,305	9,934	(1,783)	(1,709)	110,747

Hedging instrument
Inflows	425	927	1,783	1,709	4,844
Outflows	(104,730)	(10,861)	-	-	(115,591)
Net flows	(104,305)	(9,934)	1,783	1,709	(110,747)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3) Forecasted cash flows for exchange rate risk:

	As of March 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(64,772)	-	-	-	(64,772)
Net flows	(64,772)	-	-	-	(64,772)

Hedging instrument
Inflows	64,772	-	-	-	64,772
Outflows	-	-	-	-	-
Net flows	64,772	-	-	-	64,772

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(64,772)	-	-	-	(64,772)
Net flows	(64,772)	-	-	-	(64,772)

Hedging instrument
Inflows	64,772	-	-	-	64,772
Outflows	-	-	-	-	-
Net flows	64,772	-	-	-	64,772

c)	The accumulated effect of the mark to market adjustment of cash flow hedges validation produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Interim Statement of Changes in Equity, specifically within Other comprehensive income, as of March 31, 2014 and 2013, and is as follows:

	As of March 31,
Hedged item	2014	2013
	MCh$	MCh$

Interbank loans	(6,875)	581
Time deposits and other time liabilities	-	-
Issued debt instruments	(9,563)	4,436
Available for sale investments	(166)	240
Loans and accounts receivable from customers	(180)	566
Net flows	(16,784)	5,823

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of March 31, 2014 and 2013, Ch$299 million and Ch$78 million loss respectively, were recognized in income.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the period ended March 31,
	2014	2013
	MCh$	MCh$

Bond hedging derivatives	(7)	(36)
Interbank loans hedging derivatives	382	382

Cash flow hedge net income	375	346

See Note 20 “Equity”, letter d)

e)	Net investment hedges in foreign operations:

As of March 31, 2014 and December 31, 2013, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 07

INTERBANK LOANS

a)	As of March 31, 2014 and December 31, 2013, balances of “Interbank loans” are as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile – not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	245	66
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans - Foreign	4,020	125,383
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(9)	(54)

Total	4,256	125,395

b)	The amount in each period for provisions and impairment of interbank loans is show below:

	As of March 31,			As of December 31,
	2014			2013
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	54	54	-	46	46
Charge-offs	-	-	-	-	-	-
Provisions established	-	-	-	-	127	127
Provisions release	-	(45)	(45)	-	(119)	(119)

Total	-	9	9	-	54	54

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of March 31, 2014 and December 31, 2013, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of March 31, 2014	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,112,905	244,632	550,375	7,907,912	129,102	82,637	211,739	7,696,173
Foreign trade loans	1,835,054	50,206	66,909	1,952,169	53,794	825	54,619	1,897,550
Checking accounts debtors	278,393	2,945	11,136	292,474	3,440	4,867	8,307	284,167
Factoring transactions	253,122	1,811	3,036	257,969	3,780	656	4,436	253,533
Leasing transactions	1,264,240	73,493	43,137	1,380,870	14,431	4,720	19,151	1,361,719
Other loans and account receivable	106,918	1,150	19,058	127,126	5,078	7,990	13,068	114,058
Subtotal	10,850,632	374,237	693,651	11,918,520	209,625	101,695	311,320	11,607,200

Mortgage loans
Loans with mortgage finance bonds	65,665	-	2,971	68,636	-	454	454	68,182
Mortgage mutual loans	109,983	-	2,276	112,259	-	459	459	111,800
Other mortgage mutual loans	5,330,690	-	329,567	5,660,257	-	43,754	43,754	5,616,503
Subtotal	5,506,338	-	334,814	5,841,152	-	44,667	44,667	5,796,485

Consumer loans
Installment consumer loans	1,880,450	-	321,675	2,202,125	-	225,610	225,610	1,976,515
Credit card balances	1,259,095	-	23,033	1,282,128	-	38,945	38,945	1,243,183
Leasing transactions	3,349	-	70	3,419	-	106	106	3,313
Other consumer loans	203,954	-	4,572	208,526	-	5,804	5,804	202,722
Subtotal	3,346,848	-	349,350	3,696,198	-	270,465	270,465	3,425,733

Total	19,703,818	374,237	1,377,815	21,455,870	209,625	416,827	626,452	20,829,418

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,993,770	246,661	557,251	7,797,682	123,354	81,478	204,832	7,592,850
Foreign trade loans	1,731,328	47,164	61,842	1,840,334	50,574	878	51,452	1,788,882
Checking accounts debtors	264,957	3,176	11,524	279,657	3,513	4,755	8,268	271,389
Factoring transactions	310,228	2,613	3,273	316,114	4,305	617	4,922	311,192
Leasing transactions	1,235,369	73,819	40,626	1,349,814	13,739	5,016	18,755	1,331,059
Other loans and account receivable	99,524	617	18,510	118,651	4,745	7,426	12,171	106,480
Subtotal	10,635,176	374,050	693,026	11,702,252	200,230	100,170	300,400	11,401,852

Mortgage loans
Loans with mortgage finance bonds	69,273	-	3,024	72,297	-	470	470	71,827
Mortgage mutual loans	69,742	-	2,091	71,833	-	380	380	71,453
Other mortgage mutual loans	5,163,396	-	318,286	5,481,682	-	42,456	42,456	5,439,226
Subtotal	5,302,411	-	323,401	5,625,812	-	43,306	43,306	5,582,506

Consumer loans
Installment consumer loans	1,847,289	-	320,832	2,168,121	-	221,723	221,723	1,946,398
Credit card balances	1,212,134	-	23,747	1,235,881	-	37,300	37,300	1,198,581
Leasing transactions	3,383	-	68	3,451	-	68	68	3,383
Other consumer loans	195,030	-	4,765	199,795	-	5,494	5,494	194,301
Subtotal	3,257,836	-	349,412	3,607,248	-	264,585	264,585	3,342,663

Total	19,195,423	374,050	1,365,839	20,935,312	200,230	408,061	608,291	20,327,021

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of March 31, 2014 and December 31, 2013, the portfolio before allowances is as follows, by customer`s economic activity:

	Domestic loans (*)		Foreign loans (**)		Total loans		Distribution percentage
	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,211,871	1,216,914	-	-	1,211,871	1,216,914	5.65	5.78
Mining	486,387	464,865	-	-	486,387	464,865	2.27	2.21
Electricity, gas, and water	217,055	222,110	-	-	217,055	222,110	1.01	1.05
Agriculture and livestock	829,004	806,092	-	-	829,004	806,092	3.86	3.83
Forest	217,588	183,716	-	-	217,588	183,716	1.01	0.87
Fishing	268,964	265,917	-	-	268,964	265,917	1.25	1.26
Transport	676,766	721,931	-	-	676,766	721,931	3.15	3.43
Communications	255,000	249,499	-	-	255,000	249,499	1.19	1.18
Construction	1,311,299	1,337,791	-	-	1,311,299	1,337,791	6.11	6.35
Commerce	2,702,968	2,578,979	4,020	125,383	2,706,988	2,704,362	12.61	12.84
Services	473,261	447,861	-	-	473,261	447,861	2.21	2.13
Other	3,268,602	3,206,643	-	-	3,268,602	3,206,643	15.23	15.23

Subtotal	11,918,765	11,702,318	4,020	125,383	11,922,785	11,827,701	55.56	56.16

Mortgage loans	5,841,152	5,625,812	-	-	5,841,152	5,625,812	27.22	26.71

Consumer loans	3,696,198	3,607,248	-	-	3,696,198	3,607,248	17.22	17.13

Total	21,456,115	20,935,378	4,020	125,383	21,460,135	21,060,761	100.00	100.00

(*)	Includes domestic interbank loans for Ch$245 million as of March 31, 2014 (Ch$66 million as of December 31, 2013), see Note 7.

(**)	Includes foreign interbank loans for Ch$4.020 million as of March 31, 2014 (Ch$125.383 million as of December 31, 2013), see Note 7.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of March 31, 2014 and December 31, 2013, the impaired portfolio is as follows:

	As of March 31,				As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	329,164	-	-	329,164	317,534	-	-	317,534
Non-performing loans	362,043	139,997	83,437	585,477	364,890	155,688	92,723	613,301
Other impaired portfolio	112,611	194,817	265,913	573,341	122,464	167,713	256,689	546,866
Total	803,818	334,814	349,350	1,487,982	804,888	323,401	349,412	1,477,701

(*)	Impaired portfolio includes loans classified as substandard in groups B3 and B4, as well as the impaired portfolio.

ii)	The impaired portfolio with or without guarantee as of March 31, 2014 and December 31, 2013 is as follows:

	As of March 31,				As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	379,836	312,888	48,661	741,385	385,712	302,219	49,051	736,982
Unsecured debt	423,982	21,926	300,689	746,597	419,176	21,182	300,361	740,719
Total	803,818	334,814	349,350	1,487,982	804,888	323,401	349,412	1,477,701

iii)	The portfolio of non-performing loans as of March 31, 2014 and December 31, 2013 is as follows:

	As of March 31,				As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	137,513	123,235	6,343	267,091	151,494	136,768	7,241	295,503
Unsecured debt	224,530	16,762	77,094	318,386	213,396	18,920	85,482	317,798
Total	362,043	139,997	83,437	585,477	364,890	155,688	92,723	613,301

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2014 and 2013 are as follows:

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2014	MCh$	MCh$	MCh$	MCh$	MCh$

January 1, 2014	200,230	100,170	43,306	264,585	608,291
Allowances established	18,058	9,627	2,830	33,340	63,855
Allowances release	(2,548)	(3,405)	(868)	(1,713)	(8,534)
Allowances released due to charge-off	(6,115)	(4,697)	(601)	(25,747)	(37,160)
Balance as of March 31, 2014	209,625	101,695	44,667	270,465	626,452

Activity during 2013	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

January 1, 2013	154,935	95,938	35,990	263,259	550,122
Allowances established	85,628	36,724	21,314	155,921	299,587
Allowances release	(22,014)	(11,151)	(9,216)	(35,482)	(77,863)
Allowances released due to charge-off	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Balance as of December 31, 2013	200,230	100,170	43,306	264,585	608,291

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established over country classifications performed by the Bank, according to the provisions established on Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of March 31, 2014 and December 31, 2013 are Ch$244 million and Ch$470 million, respectively.

ii)	According to standards in force issued by the SBIF, the Bank has established allowances related to the unused balances of lines of credit with free disposal. The balances of allowances as of March 31, 2014 and December 31, 2013 are Ch$17.737 million and Ch$18.767 million, respectively.

e)	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of March 31,	As of December 31,
	2014	2013

Customers loans	63,855	299,587
Interbank loans	-	127
Total	63,855	299,714

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

f)	Portfolio by its impaired and non-impaired status

	As of March 31, 2014
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,811,354	5,218,568	3,157,379	19,187,301	325,158	110,335	168,937	604,430	11,136,512	5,328,903	3,326,316	19,791,731
Overdue for 1-29 days	206,570	95,863	117,183	419,616	46,434	22,982	52,265	121,681	253,004	118,845	169,448	541,297
Overdue for 30-89 days	96,778	191,907	72,286	360,971	71,640	51,528	50,481	173,649	168,418	243,435	122,767	534,620
Overdue for 90 days or more	-	-	-	-	360,586	149,969	77,667	588,222	360,586	149,969	77,667	588,222

Total portfolio before allowances	11,114,702	5,506,338	3,346,848	19,967,888	803,818	334,814	349,350	1,487,982	11,918,520	5,841,152	3,696,198	21,455,870

Overdue loans (less than 90 days) presented as portfolio percentage	2.73%	5.23%	5.66%	3.91%	14.69%	22.25%	29.41%	19.85%	3.54%	6.20%	7.91%	5.01%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	44.86%	44.79%	22.23%	39.53%	3.03%	2.57%	2.10%	2.74%

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2013
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,665,404	5,017,319	3,071,977	18,754,700	335,382	102,214	151,804	589,400	11,000,786	5,119,533	3,223,781	19,344,100
Overdue for 1-29 days	142,613	103,335	122,088	368,036	34,715	23,111	57,693	115,519	177,328	126,446	179,781	483,555
Overdue for 30-89 days	89,347	181,757	63,771	334,875	74,863	51,143	54,202	180,208	164,210	232,900	117,973	515,083
Overdue for 90 days or more	-	-	-	-	359,928	146,933	85,713	592,574	359,928	146,933	85,713	592,574

Total portfolio before allowances	10,897,364	5,302,411	3,257,836	19,457,611	804,888	323,401	349,412	1,477,701	11,702,252	5,625,812	3,607,248	20,935,312

Overdue loans (less than 90 days) presented as portfolio percentage	2.13%	5.38%	5.70%	3.61%	13.61%	22.96%	32.02%	20.01%	2.92%	6.39%	8.25%	4.77%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	44.72%	45.43%	24.53%	40.10%	3.08%	2.61%	2.38%	2.83%

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 09

LOAN PURCHASE, SALES AND SUBSTITUTIONS

a)	Sales of loans

	As of March 31, 2014
	Book value	Selling price	Other income from financial operations	Provisions for loan losses	Net income total
	MCh$	MCh$	MCh$	MCh$	MCh$

Sale of charged-off loans	-	-	-	-	-
Sale of current loans	-	-	-	-	-
Charged-off portfolio (*)	-	30	30	-	30
Total	-	30	30	-	30

(*)   Difference in selling price of charged-off portfolios from previous years is Ch$30 million profit.

	As of March 31, 2013
	Book value	Selling price	Other income from financial operations	Provisions for loan losses	Net income total
	MCh$	MCh$	MCh$	MCh$	MCh$

Sale of Charged-off loans (1)	-	82	82	-	82
Sale of Current loans (2)	109	26	(83)	38	(45)
Charged-off portfolio (*)	-	(24)	(24)	-	(24)
Total	109	84	(25)	38	13

(*)Difference in selling price of charged-off portfolios from previous years is Ch$24 million loss.

(1)	Sale of charged-off loans

As of March 31, 2014, Banco Santander Chile has not performed sale of portfolio previously charge-off.

As of March 31, 2013, Banco Santander Chile signed assignment agreements of loans previously charged off with Matic Kart S.A.:

	Nominal portfolio sale	Selling price
Date	MCh$	MCh$
03-01-2013	2,035	82

Total	2,035	82

(2)	Sale of current loans

As of March 31, 2014, Banco Santander Chile has not performed sale of current loans.

As of March 31, 2013, signed an agreement to sell current loans to Matic Kart S.A., detail of this transaction is as follows:

	Nominal portfolio sale	Selling price
Date	MCh$	MCh$

03-01-2013(*)	179	26

Total	179	26

b)	Loan purchase

On January 10, 2014, the Bank purchased a loan portfolio to Ripley for an amount of Ch$ 22.074 million. This purchase was made at par value, then no effect on income was recorded.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of March 31, 2014 and December 31, 2013, detail of instruments deemed as available for sale investments is as follows:

	As of March 31,	As of December 31,
	2014 MCh$	2013 MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	360,846	364,821
Chilean Central Bank Notes	59,429	1,078
Other Chilean Central Bank and Government securities	164,382	146,295
Subtotal	584,657	512,194
Other Chilean securities
Time deposits in Chilean financial institutions	1,051,860	1,011,354
Mortgage finance bonds of Chilean financial institutions	33,632	33,856
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	1,085,492	1,045,210
Foreign financial securities
Foreign Central Banks and Government securities	163,398	143,589
Other foreign financial securities	10,987	-
Subtotal	174,385	143,589

Total	1,844,534	1,700,993

As of March 31, 2014 and December 31, 2013, the line item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$90,237 million and Ch$90,818 million, respectively.

As of March 31, 2014 and December 31, 2013, the line item Other National Institutions Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$104,586 million and Ch$118,195 million, respectively.

As of March 31, 2014 available for sale investments included a net unrealized profit of Ch$9,221 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$9,199 million attributable to Bank shareholders and a profit of Ch$22 million attributable to non-controlling interest.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 11

INTANGIBLE ASSETS

a)	As of March 31, 2014 and December 31, 2013 the composition of intangible assets is as follows:

				As of March 31, 2014
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2014	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.3	2,197	10,067	(7,957)	2,110
Software development	3	1.9	64,506	244,626	(184,851)	59,775

Total			66,703	254,693	(192,808)	61,885

				As of December 31, 2013
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,621	9,955	(7,758)	2,197
Software development	3	2	84,726	242,023	(177,517)	64,506

Total			87,347	251,978	(185,275)	66,703

b)	The activity in intangible assets during de periods ended March 31, 2014 and December 31, 2013 is as follows:

b.1)	Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	9,955	242,023	251,978
Acquisitions	112	2,603	2,715
Disposals	-	-	-
Other	-	-	-
Balances as of March 31, 2014	10,067	244,626	254,693

Balances as of January 1, 2013	9,329	224,671	234,000
Acquisitions	626	17,774	18,400
Disposals	-	-	-
Other	-	(422)	(422)
Balances as of December 31, 2013	9,955	242,023	251,978

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 11

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(7,758)	(177,517)	(185,275)
Year`s amortization	(199)	(7,334)	(7,533)
Other changes	-	-	-
Balances as of March 31, 2014	(7,957)	(184,851)	(192,808)

Balances as of January 1, 2013	(6,708)	(139,945)	(146,653)
Year`s amortization	(1,050)	(37,572)	(38,622)
Other changes	-	-	-
Balances as of December 31, 2013	(7,758)	(177,517)	(185,275)

c)	The Bank has no restriction on intangible assets as of March 31, 2014 and December 31, 2013. Additionally, the intangible assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related intangible assets as of those dates.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 12

PROPERTY, PLANT, AND EQUIPMENT

a)	As of March 31, 2014 and December 31, 2013 the composition of property, plant and equipment is as follows:

		As of March 31, 2014
	Net opening balance as of January 1, 2014	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	128,119	185,389	(59,029)	126,360
Equipment	38,841	87,950	(49,619)	38,331
Ceded under operating leases	4,329	4,888	(579)	4,309
Other	8,926	32,210	(24,149)	8,061
Total	180,215	310,437	(133,376)	177,061

		As of December 31, 2013
	Net opening balance as of January 1, 2013	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	119,853	184,711	(56,592)	128,119
Equipment	28,625	85,857	(47,016)	38,841
Ceded under operating leases	4,507	4,888	(559)	4,329
Other	9,229	32,207	(23,281)	8,926
Total	162,214	307,663	(127,448)	180,215

b)	The activity in property, plant and equipment during de periods ended March 31, 2014 and December 31, 2013 is as follows:

b.1) Gross balance

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	184,711	85,857	4,888	32,207	307,663
Additions	678	2,119	-	36	2,833
Disposals	-	(13)	-	(33)	(46)
Impairment due to damage (i)	-	(13)	-	-	(13)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of March 31, 2014	185,389	87,950	4,888	32,210	310,437

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 12

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	167,241	66,170	4,996	28,957	267,364
Additions	17,470	20,171	-	3,148	40,789
Disposals	-	(240)	(108)	-	(348)
Impairment due to damage (i)	-	(244)	-	-	(244)
Transfers	-	-	-	-	-
Other	-	-	-	102	102
Balances as of December 31, 2013	184,711	85,857	4,888	32,207	307,663

i)	Banco Santander Chile recognized on its financial statements as of March 31, 2014 Ch$13 million impairment from damages to ATMs. Compensation received from insurance totaled Ch$240 million, which is presented within Other operating income (see Note 31).

b.2) Accumulated depreciation

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(56,592)	(47,016)	(559)	(23,281)	(127,448)
Depreciation charges in the period	(2,437)	(2,604)	(20)	(873)	(5,934)
Sales and disposals in the period	-	1	-	5	6
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of March 31, 2014	(59,029)	(49,619)	(579)	(24,149)	(133,376)

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(47.388)	(37.545)	(489)	(19.728)	(105.150)
Depreciation charges in the period	(9.207)	(9.554)	(89)	(3.602)	(22.452)
Sales and disposals in the period	3	83	19	49	154
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of December 31, 2013	(56.592)	(47.016)	(559)	(23.281)	(127.448)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 12

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of March 31, 2014 and December 31, 2013, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	715	637
Due after 1 year but within 2 years	956	508
Due after 2 years but within 3 years	294	300
Due after 3 years but within 4 years	267	263
Due after 4 years but within 5 years	267	263
Due after 5 years	1,883	2,148

Total	4,382	4,119

d)	Operational leases - Lessee

Certain Bank`s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	19,090	18,941
Due after 1 year but within 2 years	16,671	16,948
Due after 2 years but within 3 years	15,306	15,161
Due after 3 years but within 4 years	14,188	14,083
Due after 4 years but within 5 years	12,897	12,902
Due after 5 years	60,345	61,730

Total	138,497	139,765

e)	As of March 31, 2014 and December 31, 2013 the Bank has not financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on intangible assets as of March 31, 2014 and December 31, 2013. Additionally, the property, plant, and equipment have not been surrendered as guarantees for the compliance of financial liabilities. Also, the Bank has no debt regarding property, plant and equipment as those dates.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 13

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of March 31, 2014 and December 31, 2014, the Bank recognizes an income tax provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(2,092)	(1,643)
Current tax liabilities	19,047	50,242

Total tax payable (recoverable)	16,955	48,599

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%	140,340	117,095
Minus:
Provisional monthly payments (PPM)	(117,569)	(61,730)
Credit for training expenses	(1,959)	(1,656)
Land taxes leasing	(3,629)	(2,987)
Grant credits	(2,220)	(1,892)
Other	1,992	(231)

Total tax payable (recoverable)	16,955	48,599

b)	Effect on income

The effect of tax expense on income for the periods from January 1 and March 31, 2014 and 2013 is comprised of the following items:

	As of March 31,
	2014	2013
	MCh$	MCh$

Income tax expense
Current tax	23,245	11,166

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	2,830	2,993
Subtotals	26,075	14,159
Tax for rejected expenses (Article No.21)	77	78
Other	-	-
Net charges for income tax expense	26,152	14,237

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 13

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of March 31, 2014 and 2013 is as follows:

	As of March 31,
	2014		2013
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	20.00	33,668	20.00	19,136
Permanent differences	(4.12)	(6,942)	(4.12)	(3,946)
Single penalty tax (rejected expenses)	0.05	82	0.00	-
Real estate taxes	(0.38)	(643)	(0.30)	(291)
Other	(0.01)	(13)	(0.70)	(662)
Effective rates and expenses for income tax	15.54	26,152	14.88	14,237

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on equity, showing the asset and liability balances, for the periods ended March 31, 2014 and December 31, 2013:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Available for sale investments	45	31
Cash flow hedges	3,357	1,651
Total deferred tax assets affecting other with effect in other comprehensive income	3,402	1,682

Deferred tax liabilities
Available for sale investments	(1,889)	(199)
Cash flow hedges	-	-
Total deferred tax liabilities affecting other with effect in other comprehensive income	(1,889)	(199)

Net deferred tax balances in equity	1,513	1,483

Deferred taxes in equity attributable to Bank shareholders	1,518	1,491
Deferred tax in equity attributable to non-controlling interests	(5)	(8)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 13

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

Below are effects of deferred taxes on assets, liabilities and income:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	7,573	7,203
Non-recurring charge-offs	8,777	9,787
Assets received in lieu of payment	888	1,149
Property, plant and equipment	4,182	3,579
Allowance for loan losses	93,667	92,088
Provision for expenses	14,139	19,130
Derivatives	18	19
Leased assets	51,570	52,447
Subsidiaries tax losses	6,537	5,716
Other	719	37,415
Total deferred tax assets	188,070	228,533

Deferred tax liabilities
Valuation of investments	(16,847)	(11,593)
Depreciation	(295)	(315)
Prepaid expenses	(58)	-
Other	(2,056)	(12,981)
Total deferred tax liabilities	(19,256)	(24,889)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	3,402	1,682
Recognized through profit or loss	188,070	228,533
Total deferred tax assets	191,472	230,215

Deferred tax liabilities
Recognized through other comprehensive income	(1,889)	(199)
Recognized through profit or loss	(19,256)	(24,889)
Total deferred tax liabilities	(21,145)	(25,088)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 14

OTHER ASSETS

Other assets item includes the following:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Assets for leasing (*)	43,404	41,402

Assets received or awarded in lieu of payment
Assets received in lieu of payment	11,520	14,448
Assets awarded at judicial sale	7,430	6,530
Provision on assets received in lieu of payment or awarded	(2,829)	(2,914)
Subtotal	16,121	18,064

Other assets
Guarantee deposits	3,252	68,330
Gold investments	416	373
VAT credit	11,158	8,705
Income tax recoverable	38,728	42,354
Prepaid expenses	33,274	34,970
Assets recovered from leasing for sale	6,245	5,747
Pension plan assets	1,852	1,822
Accounts and notes receivable	50,507	60,256
Notes receivable through brokerage and simultaneous transactions	84,602	75,145
Other receivable assets	9,772	9,746
Other assets	37,472	33,111
Subtotal	277,278	340,559

Total	336,803	400,025

(*)	Assets available to be granted under the financial leasing agreements.

(**)	Assets received in lieu of payment correspond to assets received as payment of overdue debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets currently represent 0.39% as of March 31, 2014 (0.48% as of December 31, 2013) of the Bank’s effective equity.

Assets acquired through judicial auction are considered in the above mentioned limit, those are classified as available or sale assets. The Bank is expected to complete the sale within one year from the date on which the asset are received or acquired. When are not sold within that period of time, the Bank must to write-off those assets.

Additionally, the Bank records a provision for the difference between the initial award value plus any additions and its estimated realizable value (appraisal), when the first is greater.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 17

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of March 31, 2014 and December 31, 2013, the composition of this item is as a follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	4,497,754	4,403,526
Other deposits and demand accounts	474,205	569,395
Other demand liabilities	638,414	647,842

Total	5,610,373	5,620,763

Time deposits and other time liabilities
Time deposits	9,533,734	9,567,855
Time savings account	103,577	104,143
Other time liabilities	3,290	3,274

Total	9,640,601	9,675,272

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of Mach 31, 2013 and December 31, 2014, the composition of this item is as a follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	68,276	68,075
Other domestic obligations	127,886	118,683
Foreign obligations	4,878	3,023
Subtotals	201,040	189,781
Issued debt instruments
Mortgage finance bonds	96,152	101,667
Senior bonds	4,090,595	4,190,918
Mortgage bond	68,806	70,339
Subordinated bonds	849,146	835,734
Subtotals	5,104,699	5,198,658

Total	5,305,739	5,338,439

Debts classified as current are either demand obligations or will mature in one year or less. All others debts are classified as non-current. The Bank`s debts, both current and non-current, are summarized below:

	As of March 31, 2014
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	9,614	86,538	96,152
Senior bonds	1,462,266	2,628,329	4,090,595
Mortgage bonds	-	68,806	68,806
Subordinated bonds	148,087	701,059	849,146
Issued debt instruments	1,619,967	3,484,732	5,104,699

Other financial liabilities	114,957	86,083	201,040

Total	1,734,924	3,570,815	5,305,739

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2013
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,493	95,174	101,667
Senior bonds	1,603,929	2,586,989	4,190,918
Mortgage bonds	-	70,339	70,339
Subordinated bonds	138,466	697,268	835,734
Issued debt instruments	1,748,888	3,449,770	5,198,658

Other financial liabilities	101,698	88,083	189,781

Total	1,850,586	3,537,853	5,388,439

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.83% as of March 31, 2014 (5.21% as of December 31, 2013).

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	9,614	6,493
Due after 1 year but within 2 years	9,546	9,760
Due after 2 years but within 3 years	9,045	8,768
Due after 3 years but within 4 years	9,514	9,921
Due after 4 years but within 5 years	8,893	12,511
Due after 5 years	49,540	54,214
Total mortgage finance bonds	96,152	101,667

b)	Senior bonds

The following table shows senior bonds by currency:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Santander bonds in UF	1,743,163	1,964,905
Santander bonds in USD	1,610,783	1,658,789
Santander bonds in CHF	444,663	246,284
Santander bonds in Ch$	183,929	277,530
Santander bonds in CNY	44,735	43,410
Santander bonds in AUD	63,322	-
Total senior bonds	4,090,595	4,190,918

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2014, the Bank placed bonds for UF 2,000,000; CLP 25,000,000,000; CHF 300,000,000; USD 250,000,000 and AUD 125,000,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
EB Series	UF	2,000,000	4 years	3.0% per annum simple	02-22-2014	UF	2,000,000	10-01-2018
UF Total	UF	2,000,000
EA Series	CLP	25,000,000,000	4 years	5.76% per annum simple	02-22-2014	CLP	25,000,000,000	10-01-2018
CLP Total	CLP	25,000,000,000
CHF Bond	CHF	300,000,000	3 years	1% per annum simple	01-31-2014	CHF	300,000,000	07-31-2017
CHF Total	CHF	300,000,000
DN Current Bond	USD	250,000,000	5 years	Libor (3 months) + 100 bp	02-19-2014	USD	250,000,000	02-19-2019
USD Total	USD	250,000,000
AUD Bond	AUD	125,000,000	3 years	Libor (3 months) + 140 bp	03-13-2014	AUD	125,000,000	03-13-2017
AUD Total	AUD	125,000,000

During 2014, the Bank repurchased bonds for CLP 118,409,000,000 and UF 6,000,000.

During 2013, the Bank placed bonds for UF 13,768,000; CLP 32,500,000,000; USD 250,000,000 and CHF 300,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
E1 Series	UF	2,742,000	5 years	3.00% annum simple	02-01-2011	UF	4,000,000	02-01-2016
E2 Series	UF	952,000	7 years	3.00% annum simple	01-01-2012	UF	4,000,000	07-01-2018
E3 Series	UF	2,244,000	8,5 years	3.50% annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6 Series	UF	3,720,,000	10 years	3.50% annum simple	04-01-2013	UF	4,000,000	04-01-2022
E9 Series	UF	2,000,000	10 years	3.60% annum simple	01-01-2013	UF	2,000,000	12-25-2018
FD Series	UF	110,000	5 years	3.00% annum simple	08-01-2010	UF	110,000	12-25-2018
EC Series	UF	2,000,000	10 years	3.50% annum simple	11-28-2013	UF	2,000,000	09-01-2023
UF Total	UF	13,768,000
E4 Series	CLP	7,500,000,000	5 years	6.75% annum simple	06-01-2012	CLP	7,500,000,000	06-01-2016
E8 Series	CLP	25,000,000,000	10 years	6.60% annum simple	11-01-2012	CLP	10,000,000,000	11-01-2022
CLP Total	CLP	32,500,000,000
CHF Floating Bond	CHF	150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF	150,000,000	03-28-2017
CHF Bond	CHF	150,000,000	6 years	1.75% annum simple	09-26-2013	CHF	150,000,000	09-26-2019
CHF Total	CHF	300,000,000
DN Current Bond	USD	250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD	250,000,000	06-07-2018
USD TOTAL	USD	250,000,000

During 2013, the Bank performed a partial repurchase of bonds for CLP 49,245,000,000.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Nominal bonds to be placed:

As of March 31, 2014, there are no outstanding amounts of bonds, not previously authorized, to be placed.

Maturities of senior bonds are as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	1,462,266	1,603,929
Due after 1 year but within 2 years	625,362	674,784
Due after 2 years but within 3 years	279,477	338,853
Due after 3 years but within 4 years	534,159	321,589
Due after 4 years but within 5 years	171,892	154,368
Due after 5 years	1,017,439	1,097,395
Total senior bonds	4,090,595	4,190,918

c)	Mortgage bonds

Detail of mortgage bonds per currency is as a follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Mortgage bonds in UF	68,806	70,339
Total mortgage bonds	68,806	70,339

i.	Placement of mortgage bonds

During 2014, the Bank no has placed mortgage bonds.

During 2013, the Bank placed mortgage bonds for UF 3,000,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
BH	UF	3,000,000	15 years	3.2% annum simple	07-31-2013	UF	3,000,000	07-31-2028
UF Total	UF	3,000,000

Maturities of mortgage bonds are as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	68,806	70,339
Total mortgage bonds	68,806	70,339

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Subordinated bonds denominated in USD	146,608	139,802
Subordinated bonds denominated in UF	702,538	695,932
Total subordinated bonds	849,146	835,734

i. Placement of subordinated bonds

During 2013, the Bank placed subordinated bonds for UF 5,900,000.

The following chart shows details related to subordinated bonds placed:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
G5	UF	1,900,000	20 years	3.9% annum simple	04-05-2011	UF	4,000,000	04-01-2031
H1	UF	4,000,000	30 years	3.9% annum simple	11-04-2011	UF	4,000,000	04-01-2041
Total	UF	5,900,000

During the first half of 2013, the Bank performed a partial repurchase of bonds for USD 47,786,000.

The maturities of subordinated bonds are as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	148,087	138,466
Due after 1 year but within 2 years	15,250	14,039
Due after 2 years but within 3 years	4,887	4,140
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	680,922	679,089
Total subordinated bonds	849,146	835,734

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,353	3,389
Due after 2 year but within 3 years	3,227	2,389
Due after 3 year but within 4 years	2,411	3,045
Due after 4 year but within 5 years	32,229	20,862
Due after 5 years	44,863	58,398
Non-current portion subtotals	86,083	88,083

Current portion:
Amounts due to credit card operators	104,755	97,027
Acceptance of letters of credit	4,005	741
Other long-term financial obligations, short-term portion	6,197	3,930
Current portion subtotals	114,957	101,698

Total other financial liabilities	201,040	189,781

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 17

MATURITY OF ASSETS AND LIABILITIES

As of March 31, 2014 and December 31, 2013, the detail of the maturities of assets and liabilities is as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of March 31, 2014	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,344,228	-	-	-	1,344,228	-	-	-	1,344,228
Cash items in process of collection	740,648	-	-	-	740,648	-	-	-	740,648
Trading investments	-	-	1,439	171,178	172,617	97,382	154,729	252,111	424,728
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	162,347	221,053	293,020	676,420	720,522	543,894	1,264,416	1,940,836
Interbank loans (*)	245	3,861	159	-	4,265	-	-	-	4,265
Loans and accounts receivables from customers (**)	718,893	2,198,494	2,353,477	3,247,562	8,518,426	6,448,451	6,488,993	12,937,444	21,455,870
Available for sale investments	-	233,681	376,184	614,167	1,224,032	261,740	358,762	620,502	1,844,534
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,804,014	2,598,383	2,952,312	4,325,927	12,680,636	7,528,095	7,546,378	15,074,473	27,755,109

Liabilities
Deposits and other demand liabilities	5,610,373	-	-	-	5,610,373	-	-	-	5,610,373
Cash items in process of collection	425,438	-	-	-	425,438	-	-	-	425,438
Obligations under repurchase agreements	-	188,257	4,894	635	193,787	-	-	-	193,787
Time deposits and other time liabilities	106,886	5,676,113	2,100,118	1,651,901	9,535,018	51,412	54,171	105,583	9,640,601
Financial derivatives contacts	-	104,143	198,684	295,636	598,463	679,303	446,083	1,125,386	1,723,849
Interbank borrowings	17,125	242,175	321,550	968,057	1,548,907	310,791	-	310,791	1,859,698
Issued debts instruments	-	470,752	616,037	533,178	1,619,967	1,668,025	1,816,707	3,484,732	5,104,699
Other financial liabilities	107,172	4,112	762	2,910	114,956	41,221	44,863	86,084	201,040

Total liabilities	6,266,994	6,685,552	3,242,045	3,452,317	19,646,909	2,750,752	2,361,824	5,112,576	24,759,485

(*)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$9 million.
(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$311,320 million, Mortgage loans Ch$44,667 million, Consumer loans Ch$270,465 million.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 17

MATURITY OF ASSETS AND LIABILITIES, continued

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,571,810	-	-	-	1,571,810	-	-	-	1,571,810
Cash items in process of collection	604,077	-	-	-	604,077	-	-	-	604,077
Trading investments	-	10,018	17	-	10,035	203,608	73,924	277,532	287,567
Investments under resale agreements	-	-	17,469	-	17,469	-	-	-	17,469
Financial derivatives contracts	-	168,785	99,471	225,617	493,873	565,329	434,816	1,000,145	1,494,018
Interbank loans (*)	1,224	66,264	56,901	1,060	125,449	-	-	-	125,449
Loans and accounts receivables from customers (**)	773,387	2,173,231	1,776,530	3,533,313	8,256,461	6,367,870	6,310,981	12,678,851	20,935,312
Available for sale investments	-	228,997	240,018	627,052	1,096,067	275,281	329,645	604,926	1,700,993
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,950,498	2,647,295	2,190,406	4,387,042	12,175,241	7,412,088	7,149,366	14,561,454	26,736,695

Liabilities
Deposits and other demand liabilities	5,620,763	-	-	-	5,620,763	-	-	-	5,620,763
Cash items in process of collection	276,379	-	-	-	276,379	-	-	-	276,379
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Time deposits and other time liabilities	104,233	5,351,489	2,333,001	1,743,525	9,532,248	87,380	55,644	143,024	9,675,272
Financial derivatives contacts	-	126,257	89,128	223,414	438,799	510,661	350,649	861,310	1,300,109
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issued debts instruments	-	470,600	688,261	590,027	1,748,888	1,548,733	1,901,037	3,449,770	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781

Total liabilities	6,106,601	6,238,544	3,346,439	3,766,394	19,457,978	2,328,605	2,365,728	4,694,333	24,152,311

(*)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$54 million.
(**)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$300,400 million, Mortgage loans Ch$43,306 million, Consumer loans Ch$264,585 million.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 18

OTHER LIABILITIES

The composition of other liabilities is as a follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Accounts and notes payable	92,254	84,729
Unearned income	375	384
Guarantees received (threshold)	123,581	2,631
Notes payable through brokerage and simultaneous transactions	54,752	-
Other payable obligations	101,780	95,266
Other liabilities	10,535	15,767

Total	383,277	198,777

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 19

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of March 31, 2014, the Bank and its subsidiaries have provisions for this item of Ch$1,703 million (Ch$1,224 million as of December 31, 2013), which is included in “Provisions” in the Consolidated Interim Financial Statement as provisions for contingencies. In addition, there are other lawsuits for UF 26,178.71, which primarily relates to the litigation between Santander Corredores de Seguros Limitada and its clients for leasing assets.

b)	Contingent loans

The following table shows the Bank`s contractual obligations to issue loans:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Letters of credit issued	179,256	218,032
Foreign letters of credit confirmed	82,683	127,600
Guarantees	1,232,976	1,212,799
Personal guarantees	185,293	181,416
Subtotal	1,680,208	1,739,847
Available on demand credit lines	5,046,915	5,141,831
Other irrevocable credit commitments	45,866	47,376
Total	6,772,989	6,929,054

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Third party operations
Collections	163,278	217,948
Assets from third parties managed by the Bank and its affiliates (1)	1,095,730	1,015,817
Subtotal	1,259,008	1,233,765
Custody of securities
Securities held in custody	325,757	304,535
Securities held in custody deposited in other entity	556,079	532,072
Issued securities held in custody	15,734,208	15,351,545
Subtotal	16,616,044	16,188,152
Total	17,875,052	17,421,917
(1)	In 2014, portfolios managed by private banking were classified as third party resources managed by the Bank and its subsidiaries, as of March 31, 2014, the balance was Ch$884 million (Ch$ 1,016 million as of December 31, 2013).

d)	Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 2823611, with the Chilena Consolidada de Seguros insurance company, for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2013 to June 30, 2014.

e)	Contingent loans and liabilities

To satisfy its clients` needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Interim Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 19

CONTINGENCIES AND COMMITMENTS, continued

Santander Agente de Valores Limitada

i)	To ensure correct and full performance of all its obligations as an agent, in conformity with the provisions of Articles No.30 and onward of Law No.18.045 on the Securities Market, the Company provided a guarantee in the amount of UF4,000 through Insurance Policy No. 213117286, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2014.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 31,168 million to cover simultaneous transactions of own portfolio.

ii)	In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$ 3,000 million and additional guaranteed entered at the Electronical Stock Market for Ch$1,054 million as of March 31, 2014.

iii)	As of March 31, 2014, the following legal situations are in process:

-	Complaint procedures before the 27th Civil Court of Santiago, labeled “Nahum vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, File No. 16.703-2010 for Ch$200 million. Regarding its current state, the ruling granted the appeal and it is currently pending the review of the Court of Appeals of Santiago. There are no provisions recorded since they are not considered necessary given that the cause is in its preliminary stages.

-	Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to Ch$107 million, approximately. We are currently waiting for a conciliation meeting.

-	Case of “Bilbao vs. Santander Investment S.A. Corredores de Bolsa”, predecessor to Santander S.A. Corredores de Bolsa, followed in Santiago 20th Civil Court, File No. 15549-2012. As of March 2014, the period to show proofs has expired and probatory diligences are pending.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No. 1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts. The company purchased a guarantee policy No. 10023615, covering UF500 and professional liability policy No. 10023624 for its insurance brokers, covering UF 60.000; from the Seguros Generales Consorcio Nacional de Seguros S.A. Policies are valid from April 15, 2013 to Abril 14, 2014.

ii)	There are lawsuits for UF26,178.71; which corresponds mainly to goods given in leasing. Our lawyers have estimated a loss of Ch$106.3 million. The estimated loss amount was recorded as provisions.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 20

EQUITY

a)	Capital

As of March 31, 2014 and December 31, 2013, the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2014 y 2013 was as follows:

	SHARES
	As of March 31, 2014	As of December 31, 2013

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of March 31, 2014 and December 31, 2013 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of March 31, 2014 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	30,760,245,671	30,760,245,671	16.32
Banks on behalf of third parties	-	11,283,336,682	11,283,336,682	5.99
AFP on behalf of third parties	-	10,561,062,175	10,561,062,175	5.60
Other minority holders	3,651,477,491	5,597,003,507	9,248,480,998	4.91
Total			188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 20

EQUITY, continued

As of December 31, 2013 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	30,087,328,471	30,087,328,471	15.97
Banks on behalf of third parties	12,264,223,820	-	12,264,223,820	6.15
AFP on behalf of third parties	10,554,397,845	-	10,554,397,845	5.59
Other minority holders	3,660,897,625	11,428,102,932	15,089,000,557	8.00
Total			188,446,126,794	100.00

(*) (*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets

b)	Dividends

The distribution of dividends is detailed in the chart of the Consolidated Interim Statements of Changes in Equity of the period.

c)	Diluted earnings and basic earnings

As of March 31, 2014 and 2013, the composition of diluted earnings and basic earnings were as follows:

	As of March 31,
	2014	2013
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank`s shareholders	141,843	80,879
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	0.753	0.429

b) Diluted earnings per share
Total attributable to Bank`s shareholders	141,843	80,879
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	0.753	0.429

As of March 31, 2013 and 2013, the Bank does not own instruments with dilutive effect.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 20

EQUITY, continued

d) Other comprehensive income from available for sale investments and cash flow hedges:

	As of March 31,	As of December 31,
	2014	2013
	MCh$	MCh$

Available for sale investments
Balances as of January 1,	840	(10,017)
Gain (loss) on the re-measurement of available for sale investments, before tax	8,291	2,629
Reclassification adjustments on available for sale investments, before tax	90	8,228
Subtotals	8,381	10,857
Total	9,221	840

Cash flow hedges
Balances as of January 1,	(8,257)	5,315
Gains (losses) on the re-measurement of cash flow hedges, before tax	(8,903)	(15,089)
Reclassification adjustments on cash flow hedges, before tax	375	1,517
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-
Subtotals	(8,528)	(13,572)
Total	(16,785)	(8,257)

Other comprehensive income, before tax	(7,564)	(7,417)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(1,844)	(168)
Income tax relating to cash flow hedges	3,357	1,651
Total	1,513	1,483

Other comprehensive income, net of tax	(6,051)	(5,934)
Attributable to:
Bank shareholders (Equity holders of the Bank)	(6,069)	(5,964)
Non-controlling interest	18	30

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 21

CAPITAL REQUIREMENTS (BASEL)

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 21

CAPITAL REQUIREMENTS (BASEL), Continued

The levels of basic capital and effective net equity as of March 31, 2014 and 2013, and December 31, 2014 and 2013, are as follows:

	Consolidated assets		Risk-weighted assets
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,344,228	1,571,810	-	-
Cash in process of collection	740,648	604,077	176,367	66,672
Trading investments	424,728	287,567	52,990	40,924
Investments under resale agreements	-	17,469	-	3,494
Financial derivative contracts (*)	1,284,534	1,008,026	1,071,466	862,810
Interbank loans, net	4,256	125,395	851	25,079
Loans and accounts receivables from customers, net	20,829,418	20,327,021	18,512,415	18,071,792
Available for sale investments	1,844,534	1,700,993	261,705	238,835
Investments in associates and other companies	9,965	9,681	9,965	9,681
Intangible assets	61,885	66,703	61,885	66,703
Property, plant, and equipment	177,061	180,215	177,061	180,215
Current taxes	2,092	1,643	209	164
Deferred taxes	191,472	230,215	19,147	23,022
Other assets	336,804	400,025	336,804	346,533
Off-balance-sheet assets
Contingent loans	3,377,245	3,436,773	1,968,168	2,013,057
Total	30,628,870	29,967,613	22,649,033	21,948,981

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (Updated Compilation of Rules) issued by the SBIF.

The levels of basic capital and effective net equity as the close of each period are as follows:

			Ratio
	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2014	2013	2014	2013
	MCh$	MCh$	%	%

Basic capital	2,424,863	2,325,678	7.92	7.76
Effective net equity	3,139,873	3,033,741	13.86	13.82

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 22

NON-CONTROLLING INTEREST

a)	This item reflects the net amount of the subsidiaries net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries and the entities controlled through other considerations is summarized as follows:

				Other comprehensive income
	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of March 31, 2014%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	494	23	-	-	-	23
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	19,985	284	(16)	3	(13)	271
Santander Corredora de Seguros Limitada	0.25	150	(1)	-	-	-	(1)
Subtotals		20,631	306	(16)	3	(13)	293

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	3,283	(151)	-	-	-	(151)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	122	(153)	-	-	-	(153)
Multinegocios S.A	100.00	530	53	-	-	-	53
Servicios Administrativos y Financieros Limitada	100.00	1,755	73	-	-	-	73
Servicios de Cobranzas Fiscalex Limitada	100.00	751	119	-	-	-	119
Multiservicios de Negocios Limitada	100.00	1,775	97	-	-	-	97
Subtotals		8,216	38	-	-	-	38

Total		28,847	344	(16)	3	(13)	331

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 22

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of March 31,2013%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	676	21	-	-	-	21
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	26,144	498	13	(3)	10	508
Santander Asset Management S.A. Administradora General de Fondos	0.02	11	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.25	150	1	-	-	-	1
Subtotals		26,984	521	13	(3)	10	531

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,448	322	-	-	-	322
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	1,998	(507)	-	-	-	507
Multinegocios S.A	100.00	299	55	-	-	-	55
Servicios Administrativos y Financieros Limitada	100.00	1,473	62	-	-	-	62
Servicios de Cobranzas Fiscalex Limitada	100.00	240	24	-	-	-	24
Multiservicios de Negocios Limitada	100.00	1,388	89	-	-	-	89
Subtotals		7,848	45	-	-	-	45

Total		34,830	566	13	(3)	10	576

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 22

NON-CONTROLLING INTEREST, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or homogenization adjustments:

	As of March 31,				As of December 31,
	2014				2013
				Net				Net
	Assets	Liabilities	Capital	Income	Assets	Liabilities	Capital	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	67,978	8,010	60,245	(277)	67,956	8,484	59,012	460
Santander S.A. Corredores de Bolsa	106,284	65,585	40,119	581	110,917	70,799	36,735	3,383
Santander Agente de Valores Limitada	158,809	107,885	48,558	2,366	194,812	146,255	39,581	8,976
Santander S.A. Sociedad Securitizadora	686	66	651	(30)	725	74	764	(113)
Santander Gestión de Recaudación y Cobranzas Ltda.	3,251	3,129	275	(153)	4,978	4,703	2,505	(2,230)
Multinegocios S.A.	1,341	811	477	53	1,441	963	244	234
Servicios Administrativos y Financieros Ltda.	2,339	585	1,686	68	2,412	725	1,411	276
Servicio de Cobranza Fixcalex Ltda.	2,383	1,632	632	119	4,008	3,376	216	416
Multiservicios de Negocios Ltda.	3,140	1,365	1,679	97	3,049	1,371	1,299	379
Bansa Santander S.A.	28,410	25,127	3,435	(51)	28,490	25,055	2,128	1,307
Total	374,621	214,195	157,757	2,673	418,788	261,805	143,895	13,088

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013. See Note 2 “Significant events”.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 23

INTEREST INCOME AND INFLAXION-INDEXING ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications as a consequence of hedge accounting.

a)	For the periods ended March 31, 2014 and 2013, the composition of income from interest and inflation-indexing adjustments, not including income from hedge accounting, is as follows:

	As of March 31,
	2014				2013
	Interest	Inflation- indexing adjustments	Total	Interest	Interest	Inflation- indexing adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	347	-	-	347	377	-	-	377
Interbank loans	7	-	-	7	11	-	-	11
Commercial loans	180,518	46,339	1,399	228,256	178,218	4,713	1,169	184,100
Mortgage loans	59,464	70,792	4,154	134,410	56,779	6,763	2,875	66,417
Consumer loans	149,527	1,192	660	151,379	150,717	205	646	151,568
Investment instruments	17,638	6,791	-	24,429	22,817	68	-	22,885
Other interest income	2,278	117	-	2,395	1,012	(957)	-	55

Interest income	409,779	125,231	6,213	541,223	409,931	10,792	4,690	425,413

b)	As stated in letter i) of Note 01, suspended interests and adjustments corresponding to operations with default equal or greater than 90 days, are recorded in off-balance sheet accounts (out of the Consolidated Interim Statements of Financial Position), as long as these are not effectively collected.

For the periods ended March 31, 2013 and 2014, the composition of suspended interest and adjustments income is as follows:

	As of March 31,
	2014			2013
	Interest	Inflation- indexing adjustments	Total	Interest	Inflation- indexing adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	17,416	5,605	23,021	17,455	3,565	21,020
Mortgage loans	4,009	5,686	9,695	4,206	4,407	8,613
Consumer loans	5,271	787	6,058	7,602	831	8,433

Total	26,696	12,078	38,774	29,263	8,803	38,066

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 23

INTEREST INCOME AND INFLAXION-INDEXING ADJUSTMENTS, continued

c)	For the periods ended March 31, 2014 and 2013, the composition of expense from interest and inflation-indexing adjustments, excluding expense from hedge accounting is as follows:

	As of March 31,
	2014			2013
	Interest	Inflation- indexing adjustments	Total	Interest	Inflation- indexing adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(1,624)	(441)	(2,065)	(1,511)	(33)	(1,544)
Repurchase agreements	(1,898)	-	(1,898)	(2,376)	-	(2,376)
Time deposits and liabilities	(93,882)	(14,374)	(108,256	(110,351)	(1,159)	(111,510)
Interbank borrowings	(4,670)	(2)	(4,672)	(5,884)	-	(5,884)
Issued debt instruments	(44,239)	(34,059)	(78,298)	(41,358)	(3,141)	(44,499)
Other financial liabilities	(774)	(404)	(1,178)	(1,183)	(42)	(1,225)
Other interest expense	(628)	(3,331)	(3,959)	(575)	(16)	(591)
Interest expense total	(147,715)	(52,611)	(200,326)	(163,238)	(4,391)	(167,629)

d)	For the periods ended March 31, 2014 and 2013, the overview of interest and inflation-indexing adjustments is as follows:

	As of March 31,
	2014	2013
Items	MCh$	MCh$

Interest income	541,223	425,413
Interest expense	(200,326)	(167,629)

Interest income	340,897	257,784

Income from hedge accounting, net	(27,404)	(11,303)

Total net interest income	313,493	246,481

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 24

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument`s effective interest rate:

	As of March 31,
	2014	2013
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,722	1,991
Fees and commissions for guarantees and letters of credit	7,941	7,408
Fees and commissions for card services	36,046	32,650
Fees and commissions for management of accounts	7,106	7,128
Fees and commissions for collections and payments	10,305	11,333
Fees and commissions for intermediation and management of securities	2,291	2,987
Fees and commissions for investments in mutual funds or others (*)	-	8,390
Insurance brokerage fees	8,117	7,288
Office banking	4,167	3,489
Other fees earned	12,986	4,876
Total	90,681	87,540

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013.

	As of March 31,
	2014	2013
	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(25,986)	(21,004)
Fees and commissions for securities transactions	(275)	(1,191)
Office banking and other fees	(8,656)	(4,724)
Total	(34,917)	(26,919)

Net fees and commissions income	55,764	60,621

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 25

PROFIT AND LOSS FROM FINANCIAL OPERATIONS

This item includes adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

For the periods ended March 31, 2014 and 2013, the detail of income from financial operations is as follows:

	As of March 31,
	2014	2013
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	12,860	(27,145)
Trading investments	10,974	9,241
Sale of loans and accounts receivables from customers
Current portfolio	-	(107)
Charged-off portfolio	30	82
Available for sale investments	566	1,073
Repurchase of issued bonds	5,200	-
Other profit and loss from financial operations	(88)	(17)
Total	29,542	(16,873)

NOTE 26

NET FOREIGN EXCHANGE GAIN (LOSS)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the periods ended March 31, 2014 and 2013, the detail of foreign exchange income is as follows:

	As of March 31,
	2014	2013
	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(130,800)	63,918
Hedging derivatives:	129,506	(23,770)
Income from inflation-indexed assets in foreign currency	5,170	(1,119)
Income from inflation-indexed liabilities in foreign currency	(446)	106
Total	3,430	39,135

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 27

PROVISIONS FOR LOAN LOSSES

a)	The 2014 and 2013 activity within income for provisions for loan losses is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
As of March 31, 2014	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(2,590)	(15,450)	(2,009)	(21,875)	-	-	(41,924)
Provisions established	-	(18,058)	(9,627)	(2,830)	(33,340)	(590)	(704)	(65,149)
Total provisions and charge-offs	-	(20,648)	(25,077)	(4,839)	(55,215)	(590)	(704)	(107,073)
Provisions released	45	2,554	3,484	868	1,713	1,918	836	11,418
Recovery of loans previously charge-off	-	741	2,337	1,243	10,100	-	-	14,421
Net charge to income	45	(17,353)	(19,256)	(2,728)	(43,402)	1,328	132	(81,234)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
As of March 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(1,067)	(13,480)	(4,198)	(32,154)	-	-	(50,899)
Provisions established	(50)	(12,911)	(9,859)	(5,947)	(39,930)	(1,879)	(338)	(70,914)
Total provisions and charge-offs	(50)	(13,978)	(23,339)	(10,145)	(72,084)	(1,879)	(338)	(121,813)
Provisions released	16	5,400	2,021	2,258	6,575	330	1,804	18,404
Recovery of loans previously charge-off	-	594	2,025	966	6,966	-	-	10,551
Net charge to income	(34)	(7,984)	(19,293)	(6,921)	(58,543)	(1,549)	1,466	(92,858)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 27

PROVISIONS FOR LOAN LOSSES, continued

b) Charged-off, net of provisions:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of March 31, 2014	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off loans	8,705	20,147	2,610	47,622	79,084
Provisions used	(6,115)	(4,697)	(601)	(25,747)	(37,160)
Charged-off loans, net of provisions	2,590	15,450	2,009	21,875	41,924

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of March 31, 2014	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off loans	2,460	18,379	5,116	70,021	95,976
Provisions used	(1,393)	(4,899)	(918)	(37,867)	(45,077)
Charged-off loans, net of provisions	1,067	13,480	4,198	32,154	50,899

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 28

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

	As of March 31, 2014
	2014	2013
	MCh$	MCh$

Personnel compensation	45,098	43,886
Bonuses or gratifications	17,944	16,421
Stock-based benefits	165	54
Senior compensation	2,029	2,363
Pension plans	193	162
Training expenses	533	543
Day care and kindergarten	729	655
Health funds	878	800
Welfare fund	133	20
Other personnel expenses	6,965	6,629
Total	74,667	71,533

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 29

ADMINISTRATIVE EXPENSES

For the periods ended March 31, 2014 and 2013, the composition of the item is as follows:

	As of March 31,
	2014	2013
	MCh$	MCh$

General administrative expenses	29,967	28,804
Maintenance and repair of property, plant and equipment	3,808	4,086
Office lease	6,643	6,726
Equipment lease	26	25
Insurance payments	812	811
Office supplies	1,132	900
IT and communication expenses	7,634	6,484
Lighting, heating, and other utilities	1,044	970
Security and valuables transport services	4,182	4,088
Representation and personnel travel expenses	1,095	1,295
Judicial and notarial expenses	480	354
Fees for technical reports and auditing	1,439	1,566
Other general administrative expenses	1,672	1,499
Outsourced services	12,931	10,943
Data processing	7,704	6,724
Products sale	543	319
Archive service	1,076	711
Valuation service	440	329
Outsourcing	1,529	1,422
Other	1,639	1,438
Board expenses	303	272
Marketing expenses	3,618	3,233
Taxes, payroll taxes, and contributions	2,608	2,608
Real estate taxes	304	372
Patents	418	477
Other taxes	11	1
Contributions to SBIF	1,875	1,758
Total	49,427	45,860

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 30

DEPRECIATION, AMORTIZATION, AND IMPAIRMENT

a)	The values of depreciation, amortization and impairment charges during the first quarter 2014 and 2013 are detailed below:

	As of March 31,
	2014	2013
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(5,934)	(5,325)
Amortization of intangible assets	(7,533)	(10,328)
Total depreciation and amortization	(13,467)	(15,653)
Impairment of property, plant, and equipment	(13)	(27)
Total	(13,480)	(15,680)

As of March 31, 2014 and 2013, property, plant and equipment totals Ch$13 million, mainly due to damages to ATMs (Ch$27 million as of March 2013)

b)	The reconciliation between the book values and balances as of March 31, 2013 and 2013 is as follows:

	Depreciation and amortization
		2014
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(127,448)	(185,275)	(312,723)
Depreciation and amortization charges in the period	(5,934)	(7,533)	(13,467)
Sales and disposals in the period	6	-	6
Other	-	-	-
Balances as of March 31, 2014	(133,376)	(192,808)	(326,184)

	Depreciation and amortization
	2013
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(105,150)	(146,653)	(251,803)
Depreciation and amortization charges in the period	(5,325)	(10,328)	(15,653)
Sales and disposals in the period	1	-	1
Other	-	-	-
Balances as of March 31, 2013	(110,474)	(156,981)	(267,455)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 31

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating expenses are detailed as follows:

	As of March 31,
	2014	2013
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	609	1,544
Recovery of charge-offs and income from assets received in lieu of payment	4,080	2,713
Subtotals	4,689	4,257
Other income
Leases	180	26
Income from sale of property, plant and equipment	87	109
Recovery of provisions for contingencies	226	-
Compensation from insurance companies due to damages	240	73
Other	88	104
Subtotals	821	312

Total	5,510	4,569

b)	Other operating expenses are detailed as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	957	1,769
Provisions on assets received in lieu of payment	1,518	799
Expenses for maintenance of assets received in lieu of payment	666	597
Subtotals	3,141	3,165

Credit card expenses	653	464

Customer services	2,480	2,009

Other expenses
Operating charge-offs	2,049	1,228
Life insurance and general product insurance policies	2,222	1,705
Additional tax on expenses paid overseas	757	690
Provisions for contingencies	4,419	1,744
Expense for adopting chip technology on cards	244	223
Other	4,914	1,574
Subtotals	14,605	7,164

Total	20,879	12,802

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 32

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of March 31,				As of December 31,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	51,255	630	3,489	54,614	47,305	618	4,022	51,141
Mortgage loans	-	-	16,710	-	-	-	15,561	-
Consumer loans	-	-	1,951	-	-	-	2,061	-
Loans and account receivables:	51,255	630	22,150	54,614	47,305	618	21,644	51,141

Allowance for loan losses	(151)	(3)	(41)	(10)	(238)	(3)	(44)	(6)
Net loans	51,104	627	22,109	54,604	47,067	615	21,600	51,135

Guarantees	181,110	-	20,189	2,409	124,420	-	19,237	2,326

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	25,903	-	-	-	30,714	-	-	-
Guarantees	187,751	-	-	12,497	172,274	-	-	9,989
Contingent loans	213,654	-	-	12,497	202,988	-	-	9,989

Allowance for contingent loans	(5)	-	-	(5)	(22)	-	-	(4)

Net contingent loans	213,649	-	-	12,492	202,966	-	-	9,985

The activity of loans to related parties during the years 2014 and 2013 is show below:

	As of March 31,				As of December 31,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1,	250,293	618	21,644	61,130	107,384	668	19,512	59,166
Loans granted	60,497	16	2,006	6,308	161,763	377	7,313	14,858
Loans payments	(45,881)	(4)	(1,500)	(327)	(18,854)	(427)	(5,181)	(12,894)

Total	264,909	630	22,150	67,111	250,293	618	21,644	61,130

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of March 31,				As of December 31,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	8,190	-	-	-	5,306	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Finance derivative contracts	836,729	-	-	-	557,026	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	2,641	-	-	-	2,460	-	-	-

Liabilities
Deposits and other demand liabilities	59,012	15,230	3,189	6,210	58,030	10,406	2,783	23,300
Obligations under repurchase agreements	20,272	-	-	-	59,703	-	-	-
Time deposits and other time liabilities	5,641	94	3,856	110,166	54,212	299	3,774	156,977
Finance derivative contracts	831,002	-	-	-	537,162	-	-	-
Issued debs instruments	225,490	-	-	-	96,872	-	-	-
Other financial liabilities	6,561	-	-	-	3,912	-	-	-
Other liabilities	624	-	-	-	462	-	-	-

c)	Income (expenses) recorded due to transactions with related parties

	As of March 31,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Interest income and expenses	(113)	10	361	(1,387)	(2,240)	12	189	(782)
Fee and commission income and expenses	6,419	17	32	51	-	15	38	52
Net profit (loss) from financial operations and net foreign exchange gain (loss) (*)	(35,010)	-	18	(1,724)	104,693	-	(2)	661
Other operating income and expenses	282	-	-	-	175	-	-	-
Key personnel compensation and expenses	-	-	(7,928)	-	-	-	(7,727)	-
Administrative and other expenses	(7,749)	(8,418)	-	-	(7,205)	(6,712)	-	-

Total	(36,171)	(8,391)	(7,517)	(3,060)	95,423	(6,685)	(7,502)	(69)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, show in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Interim Statements of Income, corresponds to the following categories:

	As of March 31,
	2014	2013
	MCh$	MCh$

Personnel compensation	4,139	4,317
Board member`s salaries and expenses	276	269
Bonuses or gratifications	2,867	2,733
Compensation in stock	165	54
Training expenses	10	10
Seniority compensation	118	3
Health funds	69	73
Other personnel expenses	91	106
Pension Plans	193	162
Total	7,928	7,727

e)	Composition of key personnel

As of March 31, 2014 and 2013, the composition of the Bank`s key personnel is as follows:

Cargos	No. of executives
	As of March 31,	As of December 31,
	2014	2013

Director	13	12
Division manager	17	16
Department manager	78	80
Manager	58	60

Total key personnel	166	168

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the transaction to sale an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description

• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge/off rate by liquidity.

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of March 31, 2014 and December 31, 2013.

	Fair value measurement
	2014	Level 1	Level 2	Level 3
As of March 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	424,728	404,491	20,237	-
Available for sale investments	1,844,534	746,944	1,096,721	986
Financial derivative contracts	1,940,836	-	1,892,381	48,455
Total	4,210,098	1,151,435	3,009,339	49,324

Liabilities
Financial derivative contracts	1,723,849	-	1,723,849	-
Total	1,723,849	-	1,723,849	-

	Fair value measurement
	2013	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	287,567	275,296	12,271	-
Available for sale investments	1,700,993	654,945	1,045,210	838
Financial derivative contracts	1,494,018	-	1,442,752	51,266
Total	3,482,578	930,241	2,500,233	52,104

Liabilities
Financial derivative contracts	1,300,109	-	1,298,690	1,419
Total	1,300,109	-	1,298,690	1,419

The following table presents the Bank`s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level3) as of March 31, 2014 and 2013:

	Assets	Liabilities
	MCh$	MCh$

Balances as of January 1, 2014	52,104	(1,419)

Total realized and unrealized profits (losses)
Included in statement of income	(2,811)	1,419
Included in other comprehensive income	-
Purchases, issuances, and loans (net)	31

Balances as of March 31, 2014	49,324	-

Total profits or losses included in comprehensive income for 2014 that are attributable to change in unrealized profit (losses) related to assets or liabilities as March 31, 2014	(2,780)	1,419

	Assets	Liabilities
	MCh$	MCh$

Balances as of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses)
Included in statement of income	(4,788)	(197)
Included in other comprehensive income	(128)	-
Purchases, issuances, and loans (net)	-	-

Balances as of March 31, 2013	58,233	(1,303)

Total profits or losses included in comprehensive income for 2013 that are attributable to change in unrealized profit (losses) related to assets or liabilities as March 31, 2013	(4,916)	(197)

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries Notes to the Consolidated Interim Financial Statements AS OF AND FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013 DECEMBER 31, 2013

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The realized and unrealized profits (losses) included in comprehensive income for 2013 and 2012, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Consolidated Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of March 31, 2014 and 2013 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following sheet shows the financial instruments subject to offsetting according to IAS 32:

	As of March 31, 2014
	Linked financial instruments subject to offsetting			Linked financial instruments not subject to offsetting			Other financial instruments
Financial instrument	Gross value of financial assets	Gross value of financial liabilities compensated on the balance sheet	Net amount ("+" or "-") of financial assets presented on the balance sheet	Financial instruments- Assets	Financial instruments- Liabilities	Net amount	Assets	Liabilities	Net amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	-	-	-	1,733,982	1,619,117	114,865	206,854	104,732	102,122
Repurchase agreements	-	-	-	-	-	-	-	193,787	(193,787)
Total	-	-	-	1,733,982	1,619,117	114,865	206,854	298,519	(91,665)

NOTE 34

SUBSEQUENT EVENTS

During April 2014, the Bank has issued the following bonds:

-	USD 500,000,000 with a floating rate (libor 3m + 90 bp) to 3 years.
-	JPY 27,300,000,000,000. This bond was structured such as a multitranche issuance with three difference maturities.

Between April 1, 2014 and the date on which these Consolidated Interim Financial Statements were issued (April 30), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Consolidated Interim Financial Statements March 2014 / Banco Santander Chile 106